SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	September 30, 2008	Accounting Practices
QUARTERLY INFORMATION		Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20 GR. 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME OTÁVIO DE GARCIA LAZCANO
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20° ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7150	14 - FAX -	15 – FAX -
16 - E-MAIL invrel@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	3	7/1/2008	9/30/2008	2	4/1/2008	6/30/2008
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 9/30/2008	2- PREVIOUS QUARTER 6/30/2008	3 – SAME QUARTER PREVIOUS YEAR 9/30/2007
Paid-in Capital
1 – Common	804,204	804,204	272,068
2 – Preferred	0	0	0
3 – Total	804,204	804,204	272,068
Treasury Shares
4 – Common	34,734	34,734	15,578
5 – Preferred	0	0	0
6 – Total	34,734	34,734	15,578

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	08/12/2008	Dividend	8/27/2008	Common	0.2079354797

*RCA: Board of Directors’ Meeting

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/13/2008	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	28,218,088	26,690,115
1.01	Current Assets	5,197,431	4,017,421
1.01.01	Cash and Cash Equivalents	61,128	188,854
1.01.02	Receivable	1,999,021	1,746,523
1.01.02.01	Accounts Receivable	1,237,200	1,077,760
1.01.02.01.01	Domestic Market	891,476	792,119
1.01.02.01.02	Foreign Market	692,826	679,614
1.01.02.01.03	Advance on Export Contracts (ACE)	(239,288)	(294,502)
1.01.02.01.04	Allowance for Doubtful Accounts	(107,814)	(99,471)
1.01.02.02	Sundry Receivable	761,821	668,763
1.01.02.02.01	Employees	8,684	4,697
1.01.02.02.02	Suppliers	220,207	120,780
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	5,466	15,105
1.01.02.02.04	Deferred Income Tax	266,389	255,852
1.01.02.02.05	Deferred Social Contribution	94,251	90,458
1.01.02.02.06	Other Taxes	68,102	72,803
1.01.02.02.07	Proposed Dividends Receivable	85,693	95,367
1.01.02.02.08	Other Receivable	13,029	13,701
1.01.03	Inventories	1,968,015	1,668,685
1.01.04	Other	1,169,267	413,359
1.01.04.01	Marketable Securities	958,232	190,075
1.01.04.02	Prepaid Expenses	24,788	37,037
1.01.04.03	Insurance Claimed	186,247	186,247
1.02	Noncurrent Assets	23,020,657	22,672,694
1.02.01	Long-Term Assets	2,216,121	2,431,329
1.02.01.01	Sundry Receivable	870,052	819,871
1.02.01.01.02	Securities Receivable	124,882	126,594
1.02.01.01.03	Deferred Income Tax	424,131	400,828
1.02.01.01.04	Deferred Social Contribution	147,247	135,637
1.02.01.01.05	Other Taxes	173,792	156,812
1.02.01.02	Receivable from Related Parties	465,297	742,423
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	465,297	742,423
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	880,772	869,035
1.02.01.03.01	Judicial Deposits	732,278	719,239
1.02.01.03.02	Marketable Securities	90,781	90,834
1.02.01.03.03	Prepaid Expenses	30,462	31,765
1.02.01.03.04	Other	27,251	27,197
1.02.02	Permanent Assets	20,804,536	20,241,365
1.02.02.01	Investments	7,862,194	7,420,772

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1.02.02.01.01	Associated/ Related Companies	0	0
1.02.02.01.02	Associated/ Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	7,836,460	7,390,979
1.02.02.01.04	In Subsidiaries - Goodwill	25,703	29,762
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	12,756,724	12,654,319
1.02.02.02.01	In Operation, Net	10,569,341	10,659,415
1.02.02.02.02	In Construction	1,772,734	1,581,660
1.02.02.02.03	Land	414,649	413,244
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	185,618	166,274

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities	28,218,088	26,690,115
2.01	Current Liabilities	5,451,105	4,753,133
2.01.01	Loans and Financing	1,733,405	1,221,856
2.01.02	Debentures	388,744	388,267
2.01.03	Suppliers	1,423,513	941,928
2.01.04	Taxes, Charges and Contributions	631,467	1,041,125
2.01.04.01	Salaries and Social Contributions	106,277	91,190
2.01.04.02	Taxes Payable	163,496	594,594
2.01.04.03	Deferred Income Tax	102,131	102,004
2.01.04.04	Deferred Social Contribution	36,767	36,721
2.01.04.05	Taxes paid in installments	222,796	216,616
2.01.05	Dividends Payable	350,960	112,233
2.01.06	Provisions	108,635	103,992
2.01.06.01	Labor	100,704	93,770
2.01.06.02	Civil	44,145	44,124
2.01.06.03	Judicial Deposits	(90,508)	(87,205)
2.01.06.04	Provision for Pension Fund	54,294	53,303
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	814,381	943,732
2.01.08.01	Accounts Payable - Subsidiaries	574,320	527,501
2.01.08.02	Other	240,061	416,231
2.02	Noncurrent Liabilities	13,652,359	12,598,257
2.02.01	Long-Term Liabilities	13,652,359	12,598,257
2.02.01.01	Loans and Financing	7,657,589	6,592,938
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	4,412,152	4,370,992
2.02.01.03.01	Labor and Social Security	8,618	0
2.02.01.03.02	Fiscal	3,568,125	3,478,729
2.02.01.03.03	Environmental	67,387	59,579
2.02.01.03.04	Judicial Deposits	(1,059,251)	(1,029,132)
2.02.01.03.05	Deferred Income Tax	1,343,583	1,368,982
2.02.01.03.06	Deferred Social Contribution	483,690	492,834
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	982,618	1,034,327
2.02.01.06.01	Allowance for Investment Loss	30,865	47,414
2.02.01.06.02	Accounts Payable – Subsidiaries	93,662	77,041
2.02.01.06.03	Provision for Pension Fund	69,733	106,960
2.02.01.06.04	Taxes paid in installments	669,144	704,724
2.02.01.06.05	Other	119,214	98,188
2.02.02	Deferred Income	0	0

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2.04	Shareholders’ Equity	9,114,624	9,338,725
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,366,813	4,438,094
2.04.03.01	Own Assets	4,151,260	4,219,292
2.04.03.02	Subsidiaries/ Direct and Indirect Associated	215,553	218,802
2.04.04	Profit Reserves	1,533,159	1,533,159
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retention of Profit	0	0
2.04.04.06	Special For Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1,196,970	1,196,970
2.04.04.07.01	From Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(571,351)
2.04.05	Retained Earnings/ Accumulated Losses	1,533,675	1,686,495
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross Revenue from Sales and/or Services	3,911,148	10,515,625	2,868,839	8,171,000
3.02	Gross Revenue Deductions	(940,179)	(2,633,774)	(684,108)	(1,761,316)
3.03	Net Revenue from Sales and/or Services	2,970,969	7,881,851	2,184,731	6,409,684
3.04	Cost of Goods and/or Services Sold	(1,473,990)	(4,202,442)	(1,146,722)	(3,571,280)
3.04.01	Depreciation, Depletion and Amortization	(230,643)	(757,668)	(229,074)	(651,759)
3.04.02	Other	(1,243,347)	(3,444,774)	(917,648)	(2,919,521)
3.05	Gross Income	1,496,979	3,679,409	1,038,009	2,838,404
3.06	Operating Income/Expenses	(1,500,253)	(1,253,753)	(121,838)	362,544
3.06.01	Selling Expenses	(111,606)	(335,536)	(77,837)	(227,350)
3.06.01.01	Depreciation and Amortization	(2,081)	(5,925)	(1,615)	(4,678)
3.06.01.02	Other	(109,525)	(329,611)	(76,222)	(222,672)
3.06.02	General and Administrative	(81,214)	(239,729)	(65,901)	(203,597)
3.06.02.01	Depreciation and Amortization	(3,245)	(11,318)	(4,780)	(13,830)
3.06.02.02	Other	(77,969)	(228,411)	(61,121)	(189,767)
3.06.03	Financial	(1,298,860)	(1,323,602)	(197,184)	110,370
3.06.03.01	Financial Income	499,737	295,679	15,222	(307,321)
3.06.03.02	Financial Expenses	(1,798,597)	(1,619,281)	(212,406)	417,691
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(1,500,542)	(868,041)	172,103	990,222
3.06.03.02.02	Financial Expenses	(298,055)	(751,240)	(384,509)	(572,531)
3.06.04	Other Operating Income	46,066	60,477	5,745	13,910
3.06.05	Other Operating Expenses	(26,853)	(130,244)	(46,077)	(156,914)
3.06.06	Equity pick-up	(27,786)	714,881	259,416	826,125
3.07	Operating Income	(3,274)	2,425,656	916,171	3,200,948
3.08	Non-Operating Income	(14,109)	(75,545)	(4,116)	(5,138)
3.08.01	Income	1	197	5,101	5,104
3.08.02	Expenses	(14,110)	(75,742)	(9,217)	(10,242)
3.09	Income before Taxes/Profit Sharing	(17,383)	2,350,111	912,055	3,195,810

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.10	Provision for Income and Social Contribution Taxes	(51,627)	(605,135)	(102,541)	(665,701)
3.11	Deferred Income Tax	83,613	91,669	(104,556)	(95,235)
3.11.01	Deferred Income Tax	59,112	62,947	(76,510)	(89,899)
3.11.02	Deferred Social Contribution	24,501	28,722	(28,046)	(5,336)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	14,603	1,836,645	704,958	2,434,874
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in Reais)	0.01898	2.38690	2.74848	9.49306
	LOSS PER SHARE (in Reais)

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional (“CSN” or “Company”) is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary ERSA, in order to meet the needs of UPV. It also maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities. In addition, it is establishing a cement plant and a long steel plant in Volta Redonda.

To be closer to clients and win markets on a global level, the Company has a steel distributor, two metal package plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliances and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The individual (Company) and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law 6404/76 and its amendments) and rules issued by the Brazilian Securities and Exchange Commission - CVM.

With the objective of improving the information disclosed to the market, the Company presents the following additional information of business segments, covering the Parent Company and the consolidated financial information:

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service. Revenue is not recognized in the statement of income if there are significant uncertainties as to the realization of the sale’s economic benefit.

(b) Current and non-current assets

• Marketable securities

The investment funds have daily liquidity and the assets are valued at fair value, according to instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities held for trading.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the date of the Quarterly Financial Information, and do not exceed market value.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency are restated by the exchange rate as of the date of the Quarterly Financial Information. The allowance for doubtful accounts was recorded in an amount considered adequate to support any losses and Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal counselors regarding the receipt of these credits to constitute this provision.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiaries are recorded by the equity accounting method, and the goodwill determined in the acquisition of investments is presented by the net amount in a sub-account of this group. The Company holds an interest higher than 20% of the voting capital in all subsidiaries and jointly-owned subsidiaries.

Other permanent investments are recorded at cost of acquisition.

• Property, plant and equipment

The property, plant and equipment is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by CVM Resolutions 183 as of June 19, 1995 and CVM 288 as of December 3, 1998. Depreciation is calculated by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted. Interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

The jointly-owned subsidiaries MRS Logística and Itá Energética S.A. maintain the registration of property, plant and equipment by the cost of acquisition, formation or construction.

• Deferred charges

Deferred charges are recorded at the cost of acquisition, formation, development and implementation of projects that will generate an economic return to the Company within the next years, and their amortization is calculated on a straight-line basis based on the period foreseen for economic benefits arising from these projects, for a term no longer than ten years.

• Other current and non-current assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the Quarterly Financial Information or, in the case of prepaid expenses, at cost.

(c) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges and monetary and foreign exchange variations incurred up to the date of the Quarterly Financial Information.

• Employees’ benefits

In accordance with Resolution 371 as of December 13, 2000, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on studies prepared by external actuaries.

• Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated with the tax rates of 15% plus an additional of 10% on taxable basis for income tax and with a 9% rate on taxable basis for social contribution on net income. In the calculation of taxes, the tax loss carryforward and negative basis of social contribution is also considered, limited to 30% of taxable income.

Tax credits were recorded for deferred taxes on tax losses carryforwards and negative basis of social contribution on net income, pursuant to the CVM Instruction 371 as of June 27, 2002 and took into consideration the history of profitability and the expectation of generating future taxable income, based on a technical study.

(d) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are recorded monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value and whenever the position shows a loss. These losses are recognized as the Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange - BM&F with recognition of gains and losses directly in the statement of income.

(e) Treasury Shares

As established by the CVM Instruction 10 as of February 14, 1980, treasury shares are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(f) Accounting estimates

The preparation of the Quarterly Financial Information in accordance with the accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax and social security liabilities. The settlement of the transactions involving these estimates may result in different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

(g) Foreign Currency

The monetary assets and liabilities denominated in foreign currencies were converted into reais by the exchange rate of the closing date of the Quarterly Financial Information and the differences resulting from the conversion of currencies were recognized in the results for the period. For the subsidiaries abroad, the assets, liabilities and result accounts were converted into reais by the exchange rate on the closing date of the Quarterly Financial Information.

(h) Change in the Corporation Law – Law 11638/07

It was enacted on December 28, 2007, with effectiveness as from January 1, 2008. The purpose of the new law is to update the Brazilian corporate legislation to enable the convergence process of accounting practices adopted in Brazil with those in the International Financial Reporting Standards (IFRS) and allow that new accounting rules are issued by the Brazilian Securities and Exchange Commission - CVM based on these rules.

Pursuant to the CVM Instruction 469 of May 2, 2008, the Management of the Company and of its subsidiaries point out the following issues that in its evaluations may affect the preparation of the financial statements for the year ending December 31, 2008:

• In the shareholders’ equity a new subgroup will be created called “Equity Valuation Adjustment” with the purpose of recording the increases and decreases resulting from valuations at market value, mainly of certain financial instruments, and translation adjustments of investments in subsidiaries abroad, whose functional currency of the investee is different from the parent company;

• The assets and liabilities arising from non-current operations and from material current operations will be adjusted at present value. The Company preliminarily determined the amount of R$107,893 thousand, which represents a reduction in shareholders’ equity. The management waits for the determination of the remaining effects introduced by this Law, and considers the effects determined until the reference date not significant for registration during the quarterly reviews.

• In property, plant and equipment the Company decided, as provided for by Law and approved by the Board of Directors at a meeting held on August 12, 2008, to reverse the revaluation reserve up to the end of this year, and this decision will be submitted to approval at the Extraordinary General Meeting to be called. The accounting balances purpose of this reversal are shown below:

Reversal of the Revaluation Reserves in accordance with Law 11638/07 (Parent Company)	R$/thousand

Revaluation of own assets	6,117,252
Revaluation of assets from subsidiaries	320,448
Deferred income and social contribution taxes on the revaluation reserve – current	(138,720)
Deferred income and social contribution taxes on the revaluation reserve – non-current	(1,827,273)
Deferred income and social contribution taxes on the revaluation reserve – subsidiaries – current	(6,446)
Deferred income and social contribution taxes on the revaluation reserve – subsidiaries – non-current	(98,448)
Net revaluation reserve of income and social contribution taxes – shareholders’ equity	4,366,813
Depreciation and write-off of revaluated assets in 1H08	315,568
Depreciation and write-off of revaluated assets from subsidiaries in 1H08	14,286
Realization of the revaluation reserve in 1H08	209,255
Realization of the revaluation reserve from subsidiaries in 1H08	9,485

• In deferred assets only pre-operating and restructuring expenses which will effectively contribute to the increase of the future income will be recorded and which do not characterize solely cost reduction or increase in operating efficiency.

Given that part of the modifications introduced by the Law is still pending regulation, the Management believes that its applicability might affect the amounts estimated by the Company.

(i) Other CVM resolutions with effect for the 2008 Financial Statements

The Management is evaluating the impact of the following rules on its annual financial statements as of December 31, 2008:

• CVM Resolution 527 of November 1, 2007 – By means of this resolution the CVM approved the technical pronouncement of the Committee of Accounting Pronouncements – (“CPC”) – CPC 01, which deals with the reduction to the recoverable value of assets; and

• CVM Resolution 534 of January 29, 2008 – By means of this resolution the CVM approved the technical pronouncement CPC 02, which deals with the exchange variation on investments abroad.

4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The accounting practices are consistent with those used in the prior quarter and uniform in all the consolidated companies.

The consolidated Quarterly Financial Information for the period ended September 30, 2008 includes the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Functional	Ownership interest (%)

Companies	Currency	09/30/2008	06/30/2008	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
				Financial operations, trading of products and equity
CSN Export	US$	100.00	100.00	interest
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Islands XI	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	99.99	99.99	Maritime port services
Pelotização Nacional	R$	99.99	99.99	Mining and equity interest
Minas Pelotização	R$	99.99	99.99	Mining and equity interest
CSN Aços Longos	R$	99.99	99.99	Steel and metal products industry and trade
Nacional Siderurgia	R$	99.99	99.99	Steel industry
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
CSN Gestão de Recursos Financeiros	R$	99.99	99.99	Financial operations and equity interest
Congonhas Minérios	R$	99.99	99.99	Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry

Direct investment: proportional consolidation
Itá Energética	R$	48.75	48.75	Electricity generation
Transnordestina Logística	R$	71.24	71.24	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport

Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
				Financial operations, trading of products and equity
CSN Cayman	US$	100.00	100.00	interest
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderúrgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
				Financial operations, trading of products and equity
CSN Madeira	EUR	100.00	100.00	interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	GBP	100.00	100.00	Financial operations and equity interest
Inversiones CSN Espanha S.L.	EUR	100.00	100.00	Financial operations and equity interest
CSN Finance B.V. (Netherlands)	EUR	100.00	100.00	Financial operations and equity interest
NMSA Madeira Ltda	EUR	100.00	100.00	Mining and equity interest
CSN Finance (Netherlands) B.V.	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
MG Minérios	R$	99.99	99.99	Mining and equity interest
Companhia Metalúrgica Prada	R$	99.99	99.99	Package production
Lusosider Aços Planos S A	EUR	99.94	99.94	Steel industry and equity interest
Itamambuca Participações	R$	99.93	99.93	Mining and equity interest
GalvaSud	R$	84.71	84.71	Steel industry
CSN Energia	R$	0.10	0.10	Trading of electricity

The information recorded in US dollars, in Euros and in Pounds Sterling was translated into Brazilian Reais at the exchange rate as of September 30, 2008 – R$/US$1.9143 (R$/US$1.5919 as of June 30, 2008), R$/EUR 2.69309 (R$/EUR2.50629 as of June 30, 2008) and R$/GBP3.40219 (R$/GBP3.17059 as of June 30, 2008).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity pick-up in the parent company and exchange variation in the consolidated statements.

The following consolidation procedures were adopted in the preparation of the consolidated Quarterly Financial Information.

• Elimination of balances of asset and liability accounts between consolidated companies;
• Elimination of balances of investments and shareholders’ equity between consolidated companies;
• Elimination of balances of income and expenses and unrealized income arising from consolidated intercompany transactions;
• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated Quarterly Financial Information.

Pursuant to the CVM Instruction 408 as of August 18, 2004 the Company consolidates the Quarterly Financial Information of exclusive investment funds Diplic and Mugen.

The reference date for the subsidiaries’ and jointly-owned subsidiaries’ Quarterly Financial Information coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders’ Equity		Net income for the year

	09/30/2008	06/30/2008	09/30/2008	09/30/2007

Parent Company	9,114,624	9,338,725	1,836,645	2,434,874
Elimination of income in inventories and other adjustments	(103,721)	(109,042)	1,243	(20,622)

Consolidated	9,010,903	9,229,683	1,837,889	2,414,252

5. RELATED PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal market conditions, such as prices, terms, charges, quality etc.

a) Assets

	Accounts receivable	Financial Investments	Loans (1)	Dividends receivable	Advance for	Total
Companies			/ current		future capital
			accounts		increase

Exclusive Funds		941,291				941,291
CSN Export	388,358					388,358
CSN Madeira	297,811					297,811
Transnordestina			143,768		96,303	240,071
CSN Cimentos					166,636	166,636
INAL	53,150		2,489	33,792		89,431
Nacional Minérios	83,410					83,410
CSN Aços Longos					52,590	52,590
Prada	50,238					50,238
MRS Logística	433			42,891		43,324
GalvaSud	14,635					14,635
INAL Nordeste	6,012				6,000	12,012
CSN Energia				9,010		9,010
Other (*)	10,833		450			11,283

Total at 09/30/2008	904,880	941,291	146,707	85,693	321,529	2,400,100

Total at 06/30/2008	878,477	176,646	141,870	95,368	603,481	1,895,842

(1) Loans Receivable from Transnordestina are price level restated by 101% of the Interbank Deposit Certificate (CDI).
(*) Other: Tecon, Metalic.

b) Liabilities

Companies		Loans and financing		Derivatives	Accounts	Suppliers	Total
					payable

		Fixed Rate Notes (2)	Loans and		Loans (3) /
	Prepayment (1)		Intercompany	Swap	current	Other
			Bonds (2)		accounts

Cinnabar	1,375,082	649,411	92,146		292,569		2,409,208
CSN Iron	38,867		1,183,225				1,222,092
CSN Islands VIII		1,080,613		2,763	1,759		1,085,135
CSN Export	870,534				12,078		882,612
CSN Madeira	372,781	21,421			294,178		688,380
CBS Previdência						124,027	124,027
MRS Logística						53,956	53,956
CSN Energia					23,979		23,979
INAL					22,033	1,409	23,442
CSN Aceros					19,244		19,244
Ersa						16,429	16,429
GalvaSud						14,048	14,048
Ita Energética						11,474	11,474
Other (*)						1,183	1,183

Total at
09/30/2008	2,657,264	1,751,445	1,275,371	2,763	665,840	222,526	6,575,209

Total at
06/30/2008	2,255,820	1,916,021	1,068,674	(44,606)	560,603	461,589	6,218,101

(1)	Contracts in US$ - CSN Export: interest from 4.00% to 7.43% p.a. with maturity in May 2015.
Contracts in US$ - Cinnabar: interest from 7.00% to 10.0% p.a. with maturity in June 2018.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in September 2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity in January 2012.

(2)	Contracts in US$ - CSN Iron: Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on December 12, 2013.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.
Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.

(3)	Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: Prada, Metalic, Inal Nordeste and Tecon.

c) Result

Companies		Income				Expenses

		Interest and			Interest and
	Products	monetary		Products	monetary
	and	and	Total	and	and	Other	Total
	services	exchange		services	exchange
		variations			variations

CSN Export	427,465	(16,876)	410,589	316,305	122,189		438,494
MRS Logística	179		179	319,408			319,408
INAL	805,738		805,738	316,036			316,036
Cinnabar		38,048	38,048		293,051		293,051
GalvaSud	435,963		435,963	215,382			215,382
CSN Madeira	232,175	(48,364)	183,811	109,477	71,369		180,846
CSN Islands VIII		19,905	19,905		168,639		168,639
CSN Iron					162,781		162,781
Itá Energética				90,823			90,823
Companhia Metalúrgica Prada	173,884	2,042	175,926	61,514			61,514
CSN Islands VII		8,764	8,764		29,261		29,261
Nacional Minérios	85,069		85,069	28,571			28,571
Cia Metalic Nordeste	40,803		40,803	25,498			25,498
INAL Nordeste	43,083		43,083	22,511			22,511
Ersa				18,098			18,098
Transnordestina		12,621	12,621
Exclusive Funds		202,871	202,871
Other (*)	203		203		1,438	175	1,613

Total at 09/30/2008	2,244,562	219,011	2,463,573	1,523,623	848,728	175	2,372,526

Total at 09/30/2007	2,329,933	(339,029)	1,990,904	1,980,843	(580,579)	13,601	1,413,865

(*) Other: CSN Cimentos, CSN Aceros and CBS Previdência

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Current
Cash and Cash Equivalents
Cash and Banks	225,505	370,558	61,128	188,854

Marketable Securities
In Brazil:
Exclusive investment funds			941,290	176,646
Brazilian government securities	657,068	369,440
Fixed income and debentures	303,225	164,328	5,016	1,143
	960,293	533,768	946,306	177,789
Abroad:
Time Deposits	2,851,666	775,667	11,926	12,286
Derivatives	458,049	1,980,144

	3,309,715	2,755,811	11,926	12,286

Total Marketable Securities	4,270,008	3,289,579	958,232	190,075

Non-current
Investments abroad	19,143	15,919
Debentures and other securities (net of provision)	90,781	90,834	90,781	90,834

	109,924	106,753	90,781	90,834

The available financial resources, in the parent company and subsidiaries headquartered in Brazil, are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks. On September 30, 2008 the time deposit account has values related to the variable income swap guarantee margin, in the amount of US$654,417 (zero on June 30, 2008), (see note 15 item v-c).

The exclusive funds are annually audited by independent auditors and its assets account for possible losses in investments and operations carried out by those funds. The Company may be called to account for the operation fees of the fund (management, custody and audit fees) as well as to ensure the shareholders’ equity in the event of losses resulting from interest, exchange rate or other financial asset changes.

The Company holds 77% of the debentures issued by Companhia Brasileira de Latas (CBL) in 2002, in the amount of R$212,870 and provision for losses in the amount of R$123,197, recorded in the non-current assets as of September 30, 2008. The Management believes that the provision is adequate to support possible losses in the realization of assets. CSN is CBL’s main supplier of raw material.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Domestic market
Subsidiaries			218,711	203,568
Other customers	1,085,347	1,098,317	672,765	588,551

	1,085,347	1,098,317	891,476	792,119
Foreign market
Subsidiaries			686,169	674,909
Other customers	410,749	255,825	6,657	4,705

	410,749	255,825	692,826	679,614
Advance on Export Contracts (ACE)	(239,288)	(294,502)	(239,288)	(294,502)
Allowance for doubtful accounts	(152,295)	(143,710)	(107,814)	(99,471)

	1,104,513	915,930	1,237,200	1,077,760

8. INVENTORIES

	Consolidated		Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Finished products	470,832	385,392	275,754	268,757
Work in process	445,354	273,357	398,070	235,244
Raw materials	1,069,482	917,548	724,395	594,925
Supplies	675,422	629,524	579,603	535,802
Provision for losses	(23,627)	(19,807)	(18,871)	(17,755)
Materials in transit	53,493	146,953	9,064	51,712

	2,690,956	2,332,967	1,968,015	1,668,685

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets and liabilities and their respective carrying value.

Pursuant to the CVM Instruction 371 as of June 27, 2002, some of the Company’s subsidiaries, based on the expectation of future taxable income determined by technical valuation approved by Management, recorded tax credits on tax losses carryforward and negative bases of social contribution of previous years. These credits have no statutory limitation and their offsetting is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed monthly and projections are reviewed annually. If there are any material aspects that may change the projections, these projections will be revised during the year.

	Consolidated		Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Current assets
Income tax	381,634	339,245	266,389	255,852
Social contribution	135,972	120,654	94,251	90,458

	517,606	459,899	360,640	346,310

Non-current assets
Income tax	499,340	466,819	424,131	400,828
Social contribution	174,566	159,637	147,247	135,637

	673,906	626,456	571,378	536,465

Current liabilities
Income tax	107,723	125,739	102,131	102,004
Social contribution	38,780	45,266	36,767	36,721

	146,503	171,005	138,898	138,725

Non-current liabilities
Income tax	1,412,540	1,438,733	1,343,583	1,368,982
Social contribution	532,282	542,108	483,690	492,834

	1,944,822	1,980,841	1,827,273	1,861,816

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Income
Income tax	123,402	(47,744)	62,947	(89,899)
Social contribution	52,368	10,545	28,722	(5,336)

	175,770	(37,199)	91,669	(95,235)

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

			09/30/2008				06/30/2008

	Income tax		Social contribution		Income tax		Social contribution

	Short- Term	Long-Term	Short- Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term

Assets
Provisions for contingencies	36,212	299,292	13,036	107,745	34,474	279,470	12,411	100,609
Provision for interest on
shareholders’ equity	47,421		17,072		27,745		9,988
Provision for payment of private
pension plans	13,574	17,433	4,886	6,276	13,326	26,740	4,797	9,626
Taxes under litigation		29,915				24,057
Other provisions	169,182	77,491	59,257	33,226	180,307	70,561	63,262	25,402

	266,389	424,131	94,251	147,247	255,852	400,828	90,458	135,637

Liabilities
Income and social contribution
taxes on revaluation reserve	102,000	1,343,583	36,720	483,690	102,000	1,368,982	36,720	492,834
Other	131		47		4		1

	102,131	1,343,583	36,767	483,690	102,004	1,368,982	36,721	492,834

(c) The reconciliation between the income and social contribution taxes expenses and revenues of the parent company and consolidated and the application of the effective rate on net income before Income tax (IR) and Social Contribution (CSL) are shown as follows:

	Consolidated		Parent Company

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Income before income and social contribution taxes	2,422,720	3,298,973	2,350,111	3,195,810
Rate	34%	34%	34%	34%

Income Tax / Social Contribution at the combined tax rate	(823,725)	(1,121,651)	(799,038)	(1,086,575)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity – JCP	64,474	45,873	64,474	45,873
Equity income of subsidiaries at different rates or which
are not taxable	139,677	208,813	237,217	294,411
Tax incentives	12,701	9,951	12,701	9,951
Tax credit registrations – Income and social contribution taxes	51,096
Other permanent (additions) deductions	(29,054)	(27,707)	(28,820)	(24,596)

Income and social contribution taxes on net income for
the period	(584,831)	(884,721)	(513,466)	(760,936)

Effective rate	24%	27%	22%	24%

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

					09/30/2008			06/30/2008

				Net			Net	Shareholders’
Companies	Number of		Direct	Income	Shareholders’	Direct	Income	Equity
	shares (in units)		Investment	(loss) for	Equity (unsecured	Investment	(loss) for	(unsecured

	Common	Preferred	%	the period	liabilities)%		the period	liabilities)

Steel
GalvaSud	11,801,406,867		15.29	35,396	778,409	15.29	26,824	743,013
CSN I	3,332,250,934	6,664,501,866	99.99	81,203	739,953	99.99	15,770	658,750
INAL	421,408,393		99.99	17,489	652,232	99.99	6,837	633,430
Cia. Metalic
Nordeste	87,868,185	4,424,971	99.99	746	137,224	99.99	590	155,454
INAL Nordeste	37,800,000		99.99	787	55,553	99.99	(13)	53,819
CSN Aços Longos	41,830,119		99.99		36,807	99.99		36,807
Nacional Siderurgia	1,000,000		99.99		1,000	99.99		1,000
CSN Steel	480,726,588		100.00	16,250	1,585,300	100.00	777	1,342,496
CSN Overseas	7,173,411		100.00	(5,673)	1,015,029	100.00	(19,201)	843,423
CSN Panama	4,240,032		100.00	173,854	777,943	100.00	149,553	829,898
CSN Energy	3,675,319		100.00	(757,589)	770,801	100.00	398,131	1,379,643
CSN Export	31,954		100.00	7,568	133,307	100.00	(328)	106,156
CSN Islands VII	20,001		100.00	811	39,103	100.00	(698)	31,738
CSN Islands VIII	1,000		100.00	987	4,890	100.00	(692)	3,134
CSN Islands IX	1,000		100.00	(994)	3,098	100.00	(1,010)	3,085
CSN Islands X	1,000		100.00	(1,742)	(30,865)	100.00	(510)	(24,471)
CSN Islands XI	1,000		100.00			100.00

Logistics
MRS Logistica	188,332,667	151,667,333	32.93	191,182	1,662,158	32.93	148,420	1,470,976
Transnordestina
Logística	296,848,874		71.24	(5,576)	31,116	71.24	(7,104)	36,692
Sepetiba Tecon	254,015,053		99.99	9,552	178,227	99.99	1,077	168,675

Energy
Itá Energética	520,219,172		48.75	8,156	602,481	48.75	8,655	594,325
CSN Energia	1,000		99.90	1,696	95,201	99.90	1,072	93,510

Mining
ERSA	34,236,307		99.99	1,498	34,020	99.99	2,769	32,522
Nacional Minérios	30,000,000		99.99	32,408	522,479	99.99	48,163	96,406
Congonhas Minérios	5,010,000		99.99	158	5,402	99.99	33	5,244
Pelotização Nacional	1,000,000		99.99		1,000	99.99		1,000
Minas Pelotização	1,000,000		99.99		1,000	99.99		1,000

Cement
CSN Cimentos	32,779,940		99.99	(2,373)	64,729	99.99	(2,113)	(22,943)

b) Movement of investments

	06/30/2008		09/30/2008

			Additions
	Opening	Balance of	(write-offs)	Equity pick-up		Closing	Balance of

Companies	balance of	provision	Capital	and provision	Goodwill	balance of	provision
	investments	for losses	increase	for losses	amortization (1)	investments	for losses

Steel
GalvaSud	113,608			5,412		119,020
CSN I	658,748			81,203		739,951
INAL	633,428		1,314	17,487		652,229
Cia. Metalic
Nordeste	155,439		732	(18,959)		137,212
INAL Nordeste	53,819			1,734		55,553
CSN Aços Longos	36,807					36,807
Nacional Siderurgia	1,000					1,000
CSN Steel	1,342,496			242,804		1,585,300
CSN Overseas	843,424			171,605		1,015,029
CSN Panama	829,900			(51,957)		777,943
CSN Energy	1,379,643			(608,842)		770,801
CSN Export	106,156			27,151		133,307
CSN Islands VII	31,739			7,364		39,103
CSN Islands VIII	3,132			1,758		4,890
CSN Islands IX	3,086			12		3,098

CSN Islands X		(24,471)		(6,394)			(30,865)

	6,192,425	(24,471)	2,046	(129,622)		6,071,243	(30,865)
Logistics
MRS Logistica	484,419			62,959		547,378
Transnordestina
Logística	26,141			(3,973)		22,168
Sepetiba Tecon	168,674			9,552		178,226

	679,234			68,538		747,772
Energy
Itá Energética	289,733			3,976		293,709
CSN Energia	93,417			1,690		95,107

	383,150			5,666		388,816
Mining
ERSA	62,281			1,498	(4,058)	59,721
Nacional Minérios	96,407		393,665	32,408		522,480
Congonhas Minérios	5,244			158		5,402
Pelotização Nacional	1,000					1,000
Minas Pelotização	1,000					1,000

	165,932		393,665	34,064	(4,058)	589,603
Cement
CSN Cimentos		(22,943)	90,046	(2,374)		64,729

Total MEP	7,420,741	(47,414)	485,757	(23,728)	(4,058)	7,862,163	(30,865)

Other Investments	31					31

Total Investments	7,420,772	(47,414)	485,757	(23,728)	(4,058)	7,862,194	(30,865)

(1) It composes the parent company’s equity pick-up, and the consolidated balance of goodwill to amortize is shown in item (e) of this note.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products services center, ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production, iv) just-in-time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry.

CSN holds 15.29% of GalvaSud’s capital stock directly and 84.71% indirectly through the wholly-owned subsidiary CSN I.

• INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

Located in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center. INAL serves the industrial, automotive, home appliance, home building, and machinery and equipment segments, among others.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in the States of São Paulo, Minas Gerais, Santa Catarina and Rio Grande do Sul and has as main activities the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

For the manufacturing of its products, Prada uses as raw material tinplates supplied by CSN, which is its indirect parent company by means of INAL.

• CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the Company has as corporate purpose the manufacturing of metallic packaging destined basically to the beverage industry.

Its operation unit is reckoned as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly focused on the North and Northeast markets of Brazil, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program to the Operation of Companies, established by the Government of the State of Ceará, which has as main purpose the promotion of the industrial development and job generation in the State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction occurred on September 3, 1998, which allows the exploitation of the terminal for the term of 25 years, extendable for another term of 25 years.

• CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$59,129 (R$59,129 as of June 30, 2008), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under construction, which will have the production and trading of cement as main purpose. CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks. The results verified in this Company refer to expenses related to residual expenditures resulting from activities of projects, constructions and assemblies, stopped in 2002, when the Company was called FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA – ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is one of the main raw materials used in UPV for the production of tin plates, is located in Ariquemes.

• NACIONAL MINÉRIOS - NAMISA

The Company is headquartered in the city of Congonhas, State of Minas Gerais, and its main purpose is the trading of own iron ore obtained from mining companies or other companies that trade this raw material, with special focus on exports.

The main operations are developed in the city of Congonhas, State of Minas Gerais, and in Itaguaí, State of Rio de Janeiro.

In July 2007, NAMISA acquired all the shares of the mining Company Companhia de Fomento Mineral – CFM, which has a production capacity of 6 million tonnes of iron ore per year. On March 30, 2008 NAMISA incorporated the net assets of CFM in the amount of R$30,838, at book value.

d) Additional information on the main jointly-owned subsidiaries

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Quarterly Financial Information of the Company, in accordance with the interest described in item (a) of this Note.

	09/30/2008				06/30/2008

	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA

Current Assets	42,374	863,292	66,823	49,109	1,236,993	59,327
Non-Current Assets	542,639	3,352,335	952,204	462,741	2,656,173	961,054
Long-term assets	43,092	703,795	4,469	37,485	285,610	4,373
Investments, Property, Plant
and Equipment and Deferred
Charges	499,547	2,648,540	947,735	425,256	2,370,563	956,681

Total Assets	585,013	4,215,627	1,019,027	511,850	3,893,166	1,020,381

Current Liabilities	52,021	1,011,896	114,300	44,190	1,037,797	110,069
Non-Current Liabilities	501,876	1,541,573	302,245	430,968	1,384,393	315,987

Shareholders’ Equity	31,116	1,662,158	602,482	36,692	1,470,976	594,325

Total Liabilities and
Shareholders’ Equity	585,013	4,215,627	1,019,027	511,850	3,893,166	1,020,381

	09/30/2008				09/30/2007

	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA

Net revenue	41,744	2,329,405	156,589	46,628	1,590,808	149,113
Cost of Goods Sold and
Services Rendered	(39,724)	(1,350,426)	(42,298)	(54,208)	(840,962)	(42,446)

Gross Income (Loss)	2,020	978,979	114,291	(7,580)	749,846	106,667
Operating Revenues
(Expenses)	(5,305)	(9,556)	(39,221)	(11,104)	(98,030)	(32,096)
Net Financial Income	(12,896)	(245,322)	(35,629)	(25,772)	(31,200)	(35,883)

Operating Income (Loss)	(16,181)	724,101	39,441	(44,456)	620,616	38,688
Non-Operating Income	242	(9,073)	-	10	(11,992)	93

Profit (Loss) before income and
social contribution taxes	(15,939)	715,028	39,441	(44,446)	608,624	38,781
Current and deferred income
and social contribution taxes	(1)	(253,981)	(13,349)		(205,175)	(13,225)

Net Income (Loss) for the period	(15,940)	461,047	26,092	(44,446)	403,449	25,556

• TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another period of 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises 7 States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary in one single Company. In addition, BNDESPar became the holder of a direct investment in Transnordestina, thus making feasible the use of funds from FINOR (Northeast Investment Fund) for the project called “Transnordestina”.

In accordance with the Annual General Meeting held on May 12, 2008, the corporate name of former CFN was changed to Transnordestina Logística S.A, and on this same date, CSN capitalized AFACs in the amount of R$136,153 and the interest changed from 46.88% to 71.24% .

• MRS LOGÍSTICA

The Company’s main objective is to exploit and develop public rail cargo transport service for the Southeast network – which comprises the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte.

MRS entered into a concession agreement with the Federal Government on December 1, 1996 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the southeast network. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network for the same period of the concession and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of Itaguaí to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, for the outflow of production.

The jointly-owned subsidiary, MRS Logística S.A., has accounts receivable in the amount of R$531,483 thousand (including R$27,047 thousand of monetary restatement), related to an additional billing of costs with freight services, whose realization depends on the conclusion of discussion which are in progress. The accounts receivable considered in the quarterly financial information with the share of CSN is R$175,017 thousand corresponding to its proportional share in this Company. The management of MRS does not expect losses resulting from this issue and therefore no provision was recorded as of September 30, 2008.

• ITÁ ENERGÉTICA S.A. – ITASA

Itasa holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000, executed between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose Company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Goodwill on acquisition of investments

As of September 30, 2008, the Company maintained recorded the amount of R$781,203 (R$836,954 as of June 30, 2008), net of amortization, related to goodwill based on the expectation of future profits, with amortization up to five years.

	Balance at	Amortization /	Balance at
Goodwill on Investments:	06/30/2008	write-offs	09/30/2008	Investor

Parent Company
Ersa	29,762	(4,058)	25,703	CSN
Sub-total parent company	29,762	(4,058)	25,703
GalvaSud	27,839	(6,961)	20,878	CSN I
CSN LLC	3,195	(2,233)	962	CSN Panama
Prada	53,643	(3,833)	49,810	INAL
Lusosider	9,175	964	10,139	CSN Steel
CFM	713,340	(39,629)	673,711	NAMISA

Total Consolidated	836,954	(55,750)	781,203

f) Additional information on indirect interests abroad:

• Companhia Siderúrgica Nacional – LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a pickling line for hot spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a Company privatized by the Portuguese government that year. Lusosider is the only Portuguese Company of the steel sector to produce cold-rerolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Its products may be used in the packaging industry, in civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

					Consolidated

				09/30/2008	06/30/2008

	Depreciation, depletion and amortization rate (% p.a.)	Revalued Cost	Accumulated depreciation, depletion and amortization

				Net	Net

Machinery and equipment		9,591,872	(1,495,462)	8,096,410	8,146,476
Mines and mineral deposits		2,565,791	(133,445)	2,432,346	2,453,767
Buildings		1,671,514	(168,724)	1,502,790	1,484,783
Other assets		1,535,085	(478,611)	1,056,474	975,892
Furniture and fixtures		130,554	(109,623)	20,931	19,504
Land		477,227		477,227	474,695
Property, plant and equipment in progress		2,445,764		2,445,764	2,123,743

		18,417,807	(2,385,865)	16,031,942	15,678,860

			Parent Company

				09/30/2008	06/30/2008

Machinery and equipment	9.31	8,135,737	(1,082,677)	7,053,060	7,126,903
Mines and mineral deposits	3.34	2,560,776	(133,294)	2,427,482	2,448,861
Buildings	3.87	990,547	(57,213)	933,334	922,834
Other assets	20.00	235,592	(94,978)	140,614	147,114
Furniture and fixtures	10.00	107,834	(92,983)	14,851	13,703
Land		414,649		414,649	413,244
Property, plant and equipment in progress		1,772,734		1,772,734	1,581,660

		14,217,869	(1,461,145)	12,756,724	12,654,319

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of the CVM Resolution 183/95, the shareholders approved the reappraisal report which included land, buildings, improvements, Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas do Campo, Itaguaí, Barueri and Araucária, as well as the Company’s real estate properties for operating support.

In order to maintain uniform procedures, the Company also performed the reappraisal of the assets of the subsidiaries GalvaSud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries.

The portion of depreciation, depletion and write-off of the revaluated assets, absorbed in the result of each year, is transferred in shareholders’ equity in equal amount, from the revaluation reserve to retained earnings, thus, composing the base for the distribution of dividends. Up to September 30, 2008, this amount net of income and social contribution taxes amounted to R$218,574.

For the jointly-owned subsidiaries (MRS and ITASA), property, plant and equipment are recorded by the cost of acquisition, formation or construction and are presented in this note, mainly in the group of other assets.

As of September 30, 2008, the Company presented R$6,117,252 (R$6,218,847 as of June 30, 2008) as revaluation of own assets and R$215,553 (R$218,802 as of June 30, 2008) as subsidiaries’ assets, net of depreciation.

The financial charges capitalized in the quarter amounted to R$81,776 in the parent company and R$85,771 in the consolidated. These charges are primarily determined on the financing agreements for mining and cement projects.

As of September 30, 2008, the assets provided as collateral for financial operations amounted to R$47,985 (R$47,985 as of June 30, 2008).

12. DEFERRED CHARGES

				Consolidated

			09/30/2008	06/30/2008

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(36,457)	3,053	3,979
Expansion projects	193,905	(147,335)	46,570	54,324
Pre-operating expenses	94,648	(71,038)	23,610	26,009
Other	295,921	(131,696)	164,225	149,562

	623,984	(386,526)	237,458	233,874

				Parent Company

			09/30/2008	06/30/2008

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(36,457)	3,053	3,979
Expansion projects	193,905	(147,335)	46,570	54,324
Other	190,655	(54,660)	135,995	107,971

	424,070	(238,452)	185,618	166,274

The information technology projects are represented by automation and computerization of operating processes that aim to reduce costs and increase competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of this production.

The amortization of the deferred charges related to information technology projects and other projects up to September 30, 2008 was in the amount of R$46,433 (R$41,010 up to September 30, 2007), of which R$39,813 (R$31,783 up to September 30, 2007) was allocated to production costs and R$6,620 (R$9,227 up to September 30, 2007) was allocated to selling, general and administrative expenses.

Funds applied in deferred assets are amortized on a straight-line basis over the time period expected for future benefits, not exceeding 10 years.

13. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

				Non-				Non-
		Current		current		Current		current
		Liabilities		Liabilities		Liabilities		Liabilities

	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

FOREIGN CURRENCY
Long-Term Loans
Advance on Export
Contracts	1,117,839	263,121	254,008	292,308	1,117,839	263,121	254,008	292,308
Prepayment	196,364	179,375	1,676,953	1,529,806	212,604	204,158	3,525,198	3,066,775
Perpetual Bonds	28,794	23,945	1,435,725	1,193,925
Fixed Rate Notes	49,592	488,251	1,818,585	1,512,305	57,851	499,802	2,858,298	2,380,539
Import Financing	76,525	60,995	179,989	148,004	68,496	56,000	86,655	74,265
BNDES/Finame	3,799	2,042	90,752	73,715	3,707	1,961	85,343	69,217
Other	166,325	141,945	318,576	266,820	11,311	8,529	11,199	9,313

	1,639,238	1,159,674	5,774,588	5,016,883	1,471,808	1,033,571	6,820,701	5,892,417

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	204,885	180,778	1,219,380	1,160,912	142,118	120,991	732,338	695,971
Debentures (Note 14)	402,997	451,921	636,855	636,855	388,743	388,267	600,000	600,000
Other	43,020	39,626	189,320	82,901	114,119	105,372	104,550	4,550

	650,902	672,325	2,045,555	1,880,668	644,980	614,630	1,436,888	1,300,521

Total Loans and
Financing	2,290,140	1,831,999	7,820,143	6,897,551	2,116,788	1,648,201	8,257,589	7,192,938

Derivatives	777,805	67,839			5,361	(38,078)

Total Loans, Financing
and Derivatives	3,067,945	1,899,838	7,820,143	6,897,551	2,122,149	1,610,123	8,257,589	7,192,938

As of September 30, 2008, the long-term principal of loans, financing and debentures presents the following composition, by year of maturity:

		Consolidated		Parent Company

2009	220,752	2.8%	152,150	1.8%
2010	2,096,027	26.8%	1,193,957	14.5%
2011	693,207	8.9%	666,799	8.1%
2012	1,505,920	19.3%	1,506,833	18.2%
After 2012	1,868,513	23.9%	4,737,850	57.4%
Perpetual Bonds	1,435,724	18.4%

	7,820,143	100.0%	8,257,589	100.0%

Interest on loans, financing and debentures have the following annual rates as of September 30, 2008:

		Consolidated		Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	111,569	3,639,448	101,693	5,213,936
From 7.1 to 9%	576,855	391,328	400,357	1,504,298
From 9.1 to 11%	675,642	3,379,060	485,833	1,574,274
Above 11%	1,198,509		988,744
Variable	133,882	781,795	105,242	5,361

	2,696,457	8,191,631	2,081,869	8,297,869

		10,888,088		10,379,738

Percentage composition of total loans, financing and debentures, by currency/index of origin:

		Consolidated		Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Local Currency
CDI	7.35	10.93	5.90	8.29
IGP-M	4.01	4.76	4.60	5.22
TJLP	13.12	15.31	8.42	9.28
IGP-DI	0.11	0.13	0.11	0.13
Other currencies	0.20	0.21	1.01
	24.79	31.34	20.04	22.92

Foreign Currency
US dollar	68.00	67.78	63.21	55.72
Yen			16.70	21.79
Euro	0.09	0.11
Other currencies	7.12	0.77	0.05	(0.43)
	75.21	68.66	79.96	77.08

	100.00	100.00	100.00	100.00

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

As of September 30, 2008 loans with certain agents have certain restrictive clauses which are adequately complied with.

The Company contracts derivative operations with the purpose of minimizing significant fluctuation risks in the parity between the Real and foreign currencies.

The loans, financings and debentures recorded in equity accounts as of September 30, 2008, whose estimated market value is different from the book value, are represented as follows:

		Consolidated		Parent Company

	Book Value	Market Value	Book Value	Market Value

Loans, financing and debentures (short and long-term)	10,888,088	10,966,101	10,379,738	10,249,577

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table and do not consider the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 16.

	09/30/2008	06/30/2008

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	76,867	63,094
Imports	78,283	67,172
Securitizations (Exports)	113,439	148,048

	316,574	326,299

The securitization operations carried out through the subsidiary CSN Export have certain covenants, which were adequately complied with on September 30, 2008.

Funding and amortization in the current period are demonstrated in the tables below:

						Funding

Company	Description	Principal (million)	Issue	Term	Maturity	Interest rate (p.a.)

						TJLP + 2.7% to
CSN Cimentos	BNDES	R$ 9	2/26/2008	7 years	2/15/2014	3.2%
CSN	BNDES	R$ 23	4/25/2008	7 months	12/15/2008	TJLP + 0.8%
						TJLP + 2.2% to
CSN	BNDES	R$ 56	8/26/2008	5 years	2/17/2014	3.2%
	Third-party
CSN	prepayment	R$ 100	5/5/2008	4.11 years	4/2/2013	CDI

Total funding in R$		R$ 188

CSN Madeira	CSFB	US$ 80	1/16/2008	7 months	8/1/2008	4.21%
CSN Madeira	Santander	US$ 77	8/21/2008	1 year	8/21/2009	3.74%
CSN	ACC	US$ 20	3/19/2008	1 year	3/16/2009	3.25%
CSN	ACC	US$ 100	5/2/2008	11 months	4/27/2009	4.81%
CSN	ACC	US$ 100	5/2/2008	1.11 year	4/22/2010	4.98%
CSN	ACC	US$ 30	5/2/2008	1.05 year	10/23/2009	4.78%
CSN	ACC	US$ 60	7/29/2008	1 year	7/24/2009	4.58%
CSN	ACC	US$ 30	7/30/2008	1 year	7/27/2009	4.59%
CSN	ACC	US$ 20	8/5/2008	1 year	7/31/2009	4.68%
CSN	ACC	US$ 10	8/8/2008	1 year	8/3/2009	4.45%
CSN	ACC	US$ 100	8/18/2008	1 year	8/13/2009	5.06%
CSN	ACC	US$ 50	8/19/2008	1 year	8/14/2009	4.99%
CSN	ACC	US$ 45	8/19/2008	1 year	8/14/2009	4.74%
CSN	ACC	US$ 50	9/29/2008	1 year	8/24/2009	4.86%
CSN	BNDES	US$ 1	8/26/2008	5 years	4/15/2014	UM006 + 2.7%
CSN	BNDES	US$ 1	8/27/2008	5 years	4/15/2014	UM006 + 2.7%
	Third-party
CSN	prepayment	US$ 150	5/19/2008	7 years	5/12/2014	4.78%

Total funding in R$		US$ 924

				Amortization

Company	Description	Principal (million)	Settlement	Interest rate (p.a.)

CSN	ACC/ACE	US$60	Jan / 2008	6.00%
CSN	Third-party loans	US$1	Feb / 2008	6.24%
CSN Export	Third-party loans	US$14	Feb / 2008	7.28 and 7.43%
CSN Export	Third-party prepayment	US$29	Feb to May / 2008	7.28 up to 7.43%
CSN Madeira	Third-party loans	US$32	Mar / 2008	5.51%
CSN	Equipment import	US$1	Mar / 2008	5.00 up to 8.50%
CSN	Third-party loans	US$2	Apr / 2008	6.30%
CSN	Equipment import	US$1	Apr / 2008	6.30%
CSN	Equipment import	US$1	May / 2008	5.57 up to 8.40%
CSN Export	Third-party loans	US$14	May / 2008	7.28 and 7.43%
CSN	Third-party loans	US$1	Jun / 2008	6.24 up to 8.50%
CSN	Third-party loans	US$1	Aug / 2008	6.24%
CSN	Third-party prepayment	US$8	Aug / 2008	5.73%
CSN Export	Third-party prepayment	US$22	Aug / 2008	7.28 and 7.43%
CSN Madeira	Third-party loans	US$80	Aug / 2008	4.21%
Island VII	Fixed Rates Notes	US$275	Sep / 2008	10.75%

Total amortization in US$		US$542

14. DEBENTURES

(a) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in the Shareholders’ Equity as Capital Reserve, subsequently used in the share repurchase program.

The debentures of the 1st tranche of this issue, amounting to R$250,000, representing 25,000 debentures, were redeemed on December 1, 2006, as provided for in the deed.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(b) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in the Shareholders’ Equity as Capital Reserve and subsequently used in the share repurchase program.

Compensation interest is applied on the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

As of September 30, 2008, the consolidated position of the outstanding derivative agreements was as follows:

Assets

	Notional value				Accumulated effect
	US$ thousand		Fair value R$ thousand		Gain (loss) R$ thousand

Description/Indices	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Rates (USD x CDI)	1,810,000	1,320,000	3,447,267	2,111,389	3,447,267	2,111,389
Rates (USD x CDI)		125,000		201,384		201,384
Rates (Libor x CDI)	150,000	150,000	288,764	240,087	288,764	240,087
Variable income swap
(1)		49,223		2,098,576		2,098,576
Variable income swap
(2)	1,050,763		1,249,479		1,249,479

Liabilities

	Notional value				Accumulated effect
	US$ thousand		Fair value R$ thousand		Gain (loss) R$ thousand

Description/Indices	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Rates (USD x CDI)	(1,810,000)	(1,320,000)	(2,989,218)	(2,172,700)	(2,989,218)	(2,172,700)
Rates (USD x CDI)		(125,000)		(205,513)		(205,513)
Rates (Libor x CDI)	(150,000)	(150,000)	(291,362)	(242,486)	(291,362)	(242,486)
Variable income swap
(1)		(49,223)		(118,433)		(118,433)
Variable income swap
(2)	(1,050,763)		(2,022,540)		(2,022,540)

The net position of the agreements above is recorded in marketable securities in the amount of R$458,049 (R$1,980,144 as of June 30, 2008) and loans and financing in the amount of R$775,659 (R$67,839 as of June 30, 2008) and the jointly-owned subsidiary MRS Logística has operations with derivatives (swap) which generated R$2,146 in CSN’s consolidated balance sheet. Therefore, the balance of the account of derivatives recorded in the Company’s liabilities ads up to R$777,805.

Result

		Agreement

	Counterparts	Maturity	Notional Value	Book value R$	Market value
			US$ thousand	thousand	R$ thousand

Variable income swap (1)	UBS	8-Sep-08	49,223	1,740,341

Variable income swap (2)	Goldman Sachs	10-Sep-09	1,050,763	(773,061)	(773,061)

CSFB interest swaps Libor x CDI	CSFB	12-Nov-08	150,000	(2,598)	(2,167)

Exchange swaps registered with CETIP (contracted by exclusive funds)	Several Brazilian financial institutions	1-Oct-08	1,425,000	364,614	364,614
		16-Mar-09	20,000	2,309	2,309
		24-Jul-09	60,000	17,217	17,217
		27-Jul-09	30,000	8,850	8,850
		31-Jul-09	20,000	5,730	5,730
		3-Aug-09	10,000	2,435	2,435
		13-Aug-09	100,000	23,437	23,437
		14-Aug-09	95,000	21,450	21,450
		24-Aug-09	50,000	12,007	12,007

(1) The maturity of this operation occurred on September 5, 2008 and the financial settlement on September 8, 2008 with a gain corresponding to US$1,005,453 thousand equivalent to R$1,740,341 thousand.
(2) Swap agreement connected to American Depositary Receipts (“ADR”) renegotiated with a new counterpart (note in item V-c).

Policies for use of financial instruments

The Company’s business mainly consists of the production of flat steel and iron ore to supply the domestic and foreign markets and the mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks’ (UPV) needs. In order to finance its activities, the Company often resorts to the domestic and the international capital markets, and due to the debt profile it seeks, part of the Company’s debt is denominated in U.S. dollar, which motivates the Company to search for hedge for its indebtedness.

In order to contract financial instruments with the purpose of hedge in compliance with the structure of internal controls, the Company continuously determines the exchange exposure, by means of the assessment of assets and liabilities exposed to foreign currency. Among these we have: accounts receivable and payable in foreign currency, investments in other companies abroad, cash and cash equivalents and debt in foreign currency.

The Company’s financial position and the exchange exposure are determined based on the assumptions above and presented at a meeting of the board of executive officers and of the board of directors. All operations are carried out with first-tier banks and the Company does not maintain neither issues financial instruments with trading purposes. The results obtained with these operations are in accordance with the policies and strategies defined by the Company’s management.

I - Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian reais, as of September 30, 2008, R$7,413,826 or 68% of the Company’s consolidated loans and financing (except for derivates) were denominated in foreign currency (R$6,176,557 or 70% as of June 30, 2008). As a result, the Company is subject to variations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, which are restricted to swap operations.

II – Interest rate risk

The Company has short and long-term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterparts is insignificant. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies’ funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

VI – Consolidated balance sheet classified by currency

	09/30/2008

				Other
	Reais	U.S. Dollar	Euro	Foreign	Total
				Currencies

Current Assets	5,884,270	724,494	3,178,436	13,626	9,800,826
Cash and Cash equivalents	109,673	54,815	61,017		225,505
Marketable Securities	1,418,342	194,036	2,648,040	9,589	4,270,007
Accounts receivable	703,922	82,335	318,256		1,104,513
Inventories	2,387,477	182,761	120,718		2,690,956
Insurance Claimed	186,247				186,247
Deferred Income and Social Contribution
Taxes	517,606				517,606
Other	561,003	210,547	30,405	4,037	805,992
Non-current Assets	19,124,274	193,145	135,950		19,453,369
Long-term Assets	2,323,920	58,325	19,143		2,401,388
Financial Investments	90,781		19,143		109,924
Deferred Income and Social Contribution
Taxes	673,906				673,906
Judicial Deposits	743,862				743,862
Other	815,371	58,325			873,696
Permanent	16,800,354	134,820	116,807		17,051,981

Total	25,008,544	917,639	3,314,386	13,626	29,254,195

Current Liabilities	3,027,560	2,631,822	977,604	7,051	6,644,037
Loans, Financing and Debentures	645,659	1,492,663	929,623		3,067,945
Accounts Payable to Suppliers	542,445	1,098,393	32,515	7,051	1,680,404
Deferred Income and Social Contribution
Taxes	146,503				146,503
Taxes payable	590,446	32,573	480		623,499
Other	1,102,507	8,193	14,986		1,125,686
Non-current Liabilities	7,724,717	5,483,748	390,693	97	13,599,255
Loans, Financing and Debentures	1,945,693	5,483,748	390,605	97	7,820,143
Contingent Liabilities - net of deposits	2,660,965		56		2,661,021
Deferred Income Tax and Social Contribution
Taxes	1,944,822				1,944,822
Other	1,173,237		32		1,173,269
Shareholders’ Equity	9,010,903				9,010,903

Total	19,763,180	8,115,570	1,368,297	7,148	29,254,195

Note: The balance sheet by currency is only a reference and the consolidation eliminations are inserted in the columns of each currency.

V – Hedge instruments

a) Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the devaluation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the contracted dollar and Ptax plus interest rate which ranges between 3.46 and 5.06% p.a., multiplied by the notional value (purchased) and pays interest based on the Interbank Deposit Certificate – CDI, with rates ranging between 100% and 105% on the amount in reais of the notional on the contracting date (sold). The notional value (reference) of these swaps as of September 30, 2008, was US$1,810,000 thousand, contracted within exclusive funds. The gains and losses of these contracts are directly related to exchange (dollar) and CDI fluctuations.

b) Swap transactions - Libor x CDI

Their purpose is to protect liabilities indexed at US Dollar Libor from variations in Brazilian interest rates. The Company has basically executed swaps of its liabilities indexed at Libor, in which the Company receives interest of 1.25% p.a. on the notional value in dollar (purchased) and pays 96% of the Interbank Deposit Certificate – CDI on the notional in reais on the contracting date (sold). The notional value (reference) of these swaps as of September 30, 2008 was US$150,000 thousand, protecting a prepayment operation in the same amount. The gains and losses of these agreements are directly related to exchange (dollar), Libor and CDI fluctuations.

c) Derivatives associated with other price fluctuation risks of financial assets

Variable income swap agreements

Operation settled as of September 5, 2008:

Date of	Maturity	Notional
issue	date of	value							Market
	agreements	(US$	Assets		Liabilities		Curve value (book value)		value

		thousand)	09/05/2008	06/30/2008	09/05/2008	06/30/2008	09/05/2008	06/30/2008	06/30/2008

4/7/2003	7/31/2008	35,835	1,361,048	1,527,040	94,837	86,320	1,266,211	1,440,719	1,440,464
4/9/2003	7/31/2008	5,623	212,021	237,879	14,873	13,538	197,148	224,341	224,301
4/10/2003	7/31/2008	1,956	76,143	85,429	5,173	4,709	70,970	80,721	80,707
4/11/2003	7/31/2008	1,032	39,319	44,114	2,727	2,482	36,592	41,633	41,625
4/28/2003	7/31/2008	1,081	37,580	42,163	2,844	2,588	34,736	39,575	39,567
4/30/2003	7/31/2008	76	2,646	2,969	201	183	2,446	2,786	2,786
5/14/2003	7/31/2008	192	6,956	7,805	504	459	6,452	7,346	7,345
5/15/2003	7/31/2008	432	15,803	17,731	1,132	1,030	14,671	16,700	16,697
5/19/2003	7/31/2008	1,048	40,151	45,048	2,742	2,496	37,409	42,552	42,545
5/20/2003	7/31/2008	264	10,435	11,707	689	627	9,746	11,080	11,078
5/21/2003	7/31/2008	415	17,089	19,173	1,084	986	16,005	18,187	18,184
5/22/2003	7/31/2008	326	13,459	15,101	852	776	12,607	14,325	14,323
5/28/2003	7/31/2008	439	17,467	19,597	1,146	1,043	16,321	18,554	18,551
5/29/2003	7/31/2008	408	16,559	18,579	1,063	968	15,496	17,611	17,608
6/5/2003	7/31/2008	96	3,781	4,242	251	228	3,531	4,014	4,013

		49,223	1,870,457	2,098,577	130,118	118,433	1,740,341	1,980,144	1,979,794

New operation:

					Curve value
Date of	Maturity date of	Notional value	Assets	Liabilities	(book value)	Market value

issue	agreements	(US$ thousand)	09/30/2008	09/30/2008	09/30/2008	09/30/2008

09/05/2008	09/10/2009	1,050,763	1,249,479	2,022,540	(773,061)	(773,061)

Swap agreement without cash having as counterpart Banco Goldman Sachs, which is pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (purchased) and Libor of 3 months + spread of 0.75% p.a. (sold), with the purpose of increasing the return of financial assets, exposing shares with higher historical long-term yield in relation to fixed income assets, thus reducing the impact of the cost of long-term debt on the Company’s result. The gains and losses of this agreement are directly related to fluctuations in the value of our ADRs and Libor.

Operation with deposit with the counterpart related to the guarantee margin on September 30, 2008, in the amount of US$654,417 thousand remunerated daily at the FedFund rate.

VI - Curve value (book value)

The amounts presented as curve or “book” value were calculated in accordance with the contractual terms of each operation, both for the assets and the liabilities, except obligations contracted by exclusive funds which are valued at market in compliance with instructions of the Central Bank of Brazil and CVM.

VII - Market value

The amounts presented as market values were calculated in accordance with the conditions in the local and foreign markets as of September 30, 2008, for financial transactions with identical features, such as volume and term of the transaction and maturity dates and, when applicable, brought to present value. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Board of Directors.

The fair values were estimated on the date of the quarterly information, based on “significant market information”. Changes in the assumptions and alterations in the operations of the financial market may significantly affect the estimates presented. The Company does not have the intention to settle these agreements before the maturity dates.

16. SURETIES AND GUARANTEES

The Company has the following responsibilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,191 million (R$3,883 million as of June 30, 2008), for guarantees provided:

	In millions

Companies	Currency	09/30/2008	06/30/2008	Maturity	Conditions

Transnordestina	R$	24.00	24.00	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.00	20.00	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.00	13.00	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.00	23.00	4/6/2009	BNDES loan guarantee
Transnordestina	R$	19.20	19.20	4/28/2009	BNDES loan guarantee
Transnordestina	R$	18.00	18.00	9/18/2009	BNDES loan guarantee
Transnordestina	R$	20.00	20.00	2/16/2009	BNDES loan guarantee
Transnordestina	R$	5.00	5.00	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.00	90.00	12/10/2008	BNDES loan guarantee
Transnordestina	R$	6.50	6.50	4/2/2009	BNDES loan guarantee
CSN Cimentos S.A.	R$		0.28	Indeterminate	To guarantee the Warrantee’s fixed cash debt corresponding
					to tax credit
CSN Cimentos S.A.	R$	26.99	26.99	Indeterminate	To guarantee the Warrantee’s responsibility in the writ of
					summons, pledge , appraisal and registration
CSN Cimentos S.A.	R$	7.93	7.93	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax
					Foreclosure
Inal	R$	0.77	0.77	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax
					Foreclosure
Inal	R$	2.87	2.87	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax
					Foreclosure
Inal	R$		0.28	Indeterminate	To guarantee the Warrantee’s responsibility in the rendering
					of guarantee agreement no. 180151707
Inal	R$	0.38	0.38	Indeterminate	To guarantee the Warrantee’s responsibility regarding ICMS
Inal	R$	0.17	0.17	Indeterminate	To guarantee the Warrantee’s responsibility regarding ICMS
Inal	R$	6.16	6.16	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax
					Foreclosure filed by the State of Paraná
Inal	R$	0.09		Indeterminate	To guarantee the payment of the value discussed in the Tax
					Foreclosure Proceeding 2004.51.01.54.1327-8
Inal	R$	0.07		Indeterminate	To guarantee the payment of the value discussed in the Tax
					Foreclosure Proceeding 2004.61.09.007744-7
Metallic	R$	0.91		Indeterminate	To guarantee the Warrantee’s responsibility regarding the
					notices of infractions 2006.19291 and 2006.24557-7 to the
					Revenue Department of the State of Ceará
Companhia Metalúrgica	R$	0.37	0.37	1/3/2012	To guarantee the Lessee’s responsibility regarding the
Prada					purchase and sale of electric power
CSN Energia	R$	1.03	1.03	Indeterminate	To guarantee the Lessee’s responsibility regarding Tax
					Foreclosure
Sepetiba Tecon	R$	5.00	5.00	6/1/2009	To guarantee the Lessee’s responsibility in the rendering of
					guarantee agreement no. 181020518

Total in R$		291.4	290.9

CSN Islands VII	US$		275.0	9/12/2008	Guarantee in Bond issue
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in Promissory Notes issue
Cinnabar	US$	100.0	100.0	12/22/2011	Guarantee in Import Loan
CSN Madeira	US$	76.8		8/21/2009	Guarantee in Import Loan
CFM	US$	20.0	20.0	12/31/2009	Guarantee in agreement for the rendering of external
					guarantee
INAL Nordeste	US$		6.1	8/30/2008	Guarantee in agreement for the opening of documentary
					credit no. H038232
Aços Longos	US$	26.2	38.7	Indeterminate	Letter of Credit for equipment acquisition
CSN Cimentos	US$	4.3	7.1	8/30/2008	Letter of Credit for equipment acquisition
Nacional Minérios	US$	20.0	20.0	7/19/2010	Collateral by CSN to issue bank guarantee necessary to
					purchase of Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0	20.0	7/19/2009	Collateral by CSN to issue bank guarantee necessary to
					purchase of Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0	20.0	8/3/2009	Collateral by CSN to issue bank guarantee necessary to
					purchase of Cia. de Fomento Mineral e Participações – CFM
Nacional Minérios	US$	30.0	30.0	1/19/2009	Collateral by CSN to issue bank guarantee necessary to
					purchase of Cia. de Fomento Mineral e Participações – CFM

Total in US$		2,037.3	2,256.9

17. TAXES PAID IN INSTALLMENTS

The parent company filed a lawsuit pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and in May 2003 an injunction was obtained authorizing the use of the referred credits. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the lawsuit had an unfavorable decision to the Company. In view of such a decision, the Company will pay the debit in 60 months. Jointly-owned subsidiary MRS Logística will pay the ICMS debit with the State of Minas Gerais in 120 months.

As of September 30, 2008, the position of the parent company’s and the consolidated tax installments was as follows:

		Consolidated	Parent Company

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Corporate Income Tax (IRPJ)	303,065	313,084	303,065	313,084
Social Contribution on Net Income (CSLL)	50,663	52,303	50,663	52,303
Excise Tax (IPI)	238,179	246,002	238,179	246,002
Social Integration Program (PIS)	46,868	48,417	46,868	48,417
Contribution for Social Security Financing (COFINS)	253,165	261,534	253,165	261,534
Value-added tax on sales and services (State of
Minas Gerais) (ICMS)	181,314	180,902

	1,073,254	1,102,242	891,940	921,340

Current Liabilities	245,611	240,484	222,796	216,616
Non-current Liabilities	827,643	861,758	669,144	704,724

18. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and judicial proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

	09/30/2008			06/30/2008

	Judicial	Liabilities	Net	Judicial	Liabilities	Net
	Deposits	Provisioned	Provisions	Deposits	Provisioned	Provisions

Current
Provisions:
Labor	(41,778)	100,704	58,926	(43,081)	93,770	50,689
Civil	(48,730)	44,145	(4,585)	(44,124)	44,124

Parent Company	(90,508)	144,849	54,341	(87,205)	137,894	50,689

Consolidated	(94,410)	158,545	64,135	(91,029)	151,794	60,765

Non-current
Provisions:
Labor		8,618	8,618
Environmental	(206)	67,387	67,181	(205)	59,579	59,374
Tax		1,244	1,244

	(206)	77,249	77,043	(205)	59,579	59,374
Legal liabilities questioned
in court:
Tax
IPI premium credit	(971,117)	2,187,602	1,216,485	(941,438)	2,151,002	1,209,564
CSL credit over exports		1,138,087	1,138,087		1,100,035	1,100,035
SAT		87,286	87,286		75,960	75,960
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(27,020)	27,020		(26,582)	26,582
Income tax / “Plano
Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(6,895)	72,873	65,978	(6,894)	71,137	64,243

	(1,059,045)	3,566,881	2,507,836	(1,028,927)	3,478,729	2,449,802

Parent Company	(1,059,251)	3,644,130	2,584,879	(1,029,132)	3,538,308	2,509,176

Consolidated	(1,073,898)	3,734,919	2,661,021	(1,041,098)	3,625,989	2,584,891

Total – Parent Company	(1,149,759)	3,788,979	2,639,220	(1,116,337)	3,676,202	2,559,865

Total – Consolidated	(1,168,308)	3,893,464	2,725,156	(1,132,127)	3,777,783	2,645,656

The provisions for labor, civil, environmental and tax liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, being recorded only the cases classified as risk of probable loss. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest rates.

The Company and its subsidiaries are defending themselves in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$5.3 billion, R$4.0 billion of which corresponds to tax lawsuits, R$0.4 billion of which corresponds to civil lawsuits and R$0.9 billion of which corresponds to labor and pension proceedings. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provisioned in accordance with the Management’s judgment and with accounting rules adopted in Brazil.

a) Labor Actions:

On September 30, 2008, the Company was defendant in 9,074 labor grievances (9,225 grievances as of June 30, 2008), with a provision in the amount of R$109,322 (R$93,770 as of June 30, 2008). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the federal government’s economic plans.

b) Civil Actions:

Among the civil judicial proceedings in which the Company takes part, there are mainly lawsuits with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$44,145 as of September 30, 2008 (R$44,124 as of June 30, 2008) was recorded for these demands.

c) Environmental Actions:

As of September 30, 2008, the Company had a provision of R$67,387 (R$59,579 as of June 30, 2008) for expenses related to environmental recovery within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Proceedings:

• Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of the Consumer Price Index (IPC), which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$334,722 on September 30, 2008 (R$332,902 on June 30, 2008) and a provision of R$20,892 (R$20,892 on June 30, 2008), which represents the portion not recognized by the courts.

(ii) The Company filed an action questioning the levying of Social Contribution on Income (CSL) on export revenues, based on Constitutional Amendment no. 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal for the STF was filed, which has not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court until the judgment of the aforementioned Extraordinary Appeal. Up to September 30, 2008, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$1,138,087 (R$1,100,035 on June 30, 2008), plus SELIC interest rate.

• Contribution for intervention in the Economic Domain - CIDE

CSN questions the legality of Law 10168/00, which established the payment of the CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains deposits in court and a provision in the amount of R$27,020 on September 30, 2008 (R$26,582 on June 30, 2008), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed, which were rejected, with an Extraordinary Appeal filed to STF, which is awaiting decision as to its admissibility.

• Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, where the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning SELIC rate.

The amount provisioned as of September 30, 2008 totals R$33,121 (R$33,121 as of June 30, 2008).

• Workers’ Compensation Insurance (SAT)

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation.

In addition to the aforementioned thesis, the Company also discussed the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in compliance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was judicially deposited, was converted into revenue for INSS.

The amount provisioned as of September 30, 2008 totals R$87,286 (R$75,960 as of June 30, 2008), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently waiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion related to the payment of taxes which were offset by IPI premium credits.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit.

The Company maintains provisioned the amount of credits already offset, accrued of default charges until September 30, 2008, which total R$2,187,602 (R$2,151,002 as of June 30, 2008). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.0 billion reported above as tax proceedings, considered as possible loss.

On September 30, 2008, the Company maintains judicial deposits for these liabilities in the amount of R$971,117 (R$941,438 on June 30, 2008).

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following up their progress.

• Other

The Company also recorded provisions for proceedings related to FGTS - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, in the amount of R$74,117 as of September 30, 2008 (R$71,137 as of June 30, 2008), which includes legal charges.

19. SHAREHOLDERS’ EQUITY

		Capital
		reserves	Revaluation reserves		Profit reserves

	Paid-up capital stock	Profit from share sales	Own assets	Subsidiaries	Legal	Investments	Treasury shares	Retained earnings	Total Shareholders’ equity

BALANCES AT 03/31/2008	1,680,947	30	4,290,796	221,896	336,189	1,768,321	(571,351)	623,313	8,350,141
Realization of the revaluation reserve, net
of income and social contribution taxes			(71,504)	(3,094)				74,598
Proposed interest on shareholders’ equity
as of June 30, 2008 (R$0.081842 per
share)								(62,359)	(62,359)

Net income for the quarter								1,050,943	1,050,943

BALANCES AT 06/30/2008	1,680,947	30	4,219,292	218,802	336,189	1,768,321	(571,351)	1,686,495	9,338,725
Realization of the revaluation reserve, net
of income and social contribution taxes			(68,032)	(3,249)				71,281
Proposed interest on shareholders’ equity as
of September 30, 2008 (R$0.102283 per
share)								(78,704)	(78,704)

Net income for the quarter								14,603	14,603

Prepaid dividends (R$0.207935 per share)								(160,000)	(160,000)

BALANCES AT 09/30/2008	1,680,947	30	4,151,260	215,553	336,189	1,768,321	(571,351)	1,533,675	9,114,624

i. Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock on September 30, 2008 is in the amount of R$1,680,947, split into 804,203,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

The Company’s bylaws in force on September 30, 2008 determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, pursuant to article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluations of the property, plant and equipment, which pursuant to the CVM Resolution 288/98, aimed to adjust the amounts of the property, plant and equipment to the market value, enabling the Quarterly Financial Information to present assets in values closer to their market or replacement value.

In compliance with the provisions of the CVM Resolution 273/98, a provision was recorded for deferred income and social contribution taxes on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, through the depreciation or write-off of assets, net of income and social contribution taxes, is included for purposes of calculating the minimum mandatory dividend (see Note 3-h).

v. Treasury shares

During 2008, the Board of Directors authorized several share repurchase programs, with the purpose to be held in treasury for subsequent disposal and/or cancellation, as shown below:

Board authorization	Number of shares authorized	Program term	Number of shares authorized	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury

12/21/2007	4,000,000	Up to 02/27/2008 (1)		Not applicable	Not applicable	34,734,384
3/20/2008	10.800.000(2)	Up to 04/28/2008		Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 05/28/2008		Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 06/26/2008		Not applicable	Not applicable	34,734,384
		From 06/30/2008 to
6/27/2008	10,800,000	07/29/2008		Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	Up to 08/27/2008		Not applicable	Not applicable	34,734,384
		From 09/29/2008 to
9/26/2008	10,800,000	10/29/2008	10,800,000(3)	29.21	23.89 and 41.85	45,534,384

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) of 1/22/2008.
(2) From this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE of 1/22/2008.
(3) All shares acquired in this program were repurchased as of October, with no occurrence of acquisition until 9/30/2008 (see Note 30 subsequent events – share repurchase).

The Company did not sell treasury shares in the period.

As of September 30, 2008, the position of treasury shares was as follows:

Number of	Total value				Share
shares purchased	paid for	Unit cost of shares			Market value

(in units)	shares	Minimum	Maximum	Average	at 09/30/2008 (*)

34,734,384	R$571,351	R$11.96	R$25.01	R$25.35	R$1,370,271

(*) Average quotation of shares on BOVESPA as of September 30, 2008 at the value of R$39.45 per share.

vi. Shareholding structure

As of September 30, 2008, the Company’s shareholding structure was as follows:

	Number of Common	Total % of	% excluding
	Shares	shares	treasury shares

Vicunha Siderurgia S.A.	348,859,995	43.38%	45.34%
BNDESPAR	28,886,758	3.59%	3.75%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.41%	4.61%
Sundry (ADR - NYSE)	194,323,103	24.16%	25.25%
Other shareholders (approximately 10 thousand)	161,908,731	20.13%	21.05%

	769,469,454	95.68%	100.00%
Treasury shares	34,734,384	4.32%

Total shares	804,203,838	100.00%

At an annual meeting of the Board of Directors held on August 12, 2008, the shareholders approved the distribution of R$160,000 in dividends, corresponding to R$0.2079354 per share. However, by judicial decision, the Company was impeded from starting such distribution according to a material fact issued on August 26, 2008.

vii. Investment policy and payment of interest on shareholders’ equity and dividends

On December 11, 2000, CSN’s Board of Directors decided to adopt a policy for the distribution of profits which, observing the provisions of Law 6404/76, amended by Law 9457/97, will imply in the distribution of all net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the Company’s good financial situation.

20. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$78,704 in the quarter, corresponding to the remuneration of R$0.1022832 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and not presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, recognized under income and social contribution taxes. The Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

At the Annual General Meeting held on August 12, 2008, the shareholders approved the payment of Dividends in the amount of R$160,000, corresponding to R$0.2079354 per share. The payment approved would start on August 27, 2008, however, by judicial power the Company was impeded from starting such payment.

21. NET REVENUES AND COST OF GOODS SOLD

						Consolidated

			09/30/2008			09/30/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	3,329	7,052,850	(3,372,889)	2,596	4,955,073	(2,244,122)
Foreign market	656	1,191,980	(940,472)	1,370	2,175,337	(1,728,873)

	3,985	8,244,830	(4,313,361)	3,966	7,130,410	(3,972,995)

Mining
products
Domestic market	3,627	223,646	(95,724)	4,172	208,096	(59,374)
Foreign market	10,428	1,105,777	(403,214)	3,179	261,212	(197,460)

	14,055	1,329,423	(498,938)	7,351	469,308	(256,834)

Other sales
Domestic market		975,991	(716,207)		757,630	(613,644)
Foreign market		63,596	(38,639)		70,700	(9,923)

		1,039,587	(754,846)		828,330	(623,567)

		10,613,840	(5,567,145)		8,428,048	(4,853,396)

						Parent Company

			09/30/2008			09/30/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	3,371	6,732,834	(3,456,471)	2,650	4,746,717	(2,403,961)
Foreign market	312	469,242	(363,029)	938	1,234,729	(979,493)

	3,683	7,202,076	(3,819,500)	3,588	5,981,446	(3,383,454)

Mining
products
Domestic market	5,105	227,255	(70,481)	3,848	192,189	(51,390)
Foreign market	3,858	216,232	(160,819)	439	34,982	(8,767)

	8,963	443,487	(231,300)	4,287	227,171	(60,157)

Other sales
Domestic market		222,100	(140,711)		188,023	(108,979)
Foreign market		14,188	(10,931)		13,044	(18,690)

		236,288	(151,642)		201,067	(127,669)

		7,881,851	(4,202,442)		6,409,684	(3,571,280)

22. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Financial expenses:
Loans and financing - foreign currency	(353,793)	(409,624)	(37,631)	(20,021)
Loans and financing - domestic currency	(146,544)	(157,765)	(127,018)	(133,850)
Related parties			(287,117)	(286,309)
PIS/COFINS on other revenues	(1,838)	316,420	(1,838)	316,420
Interest, fines and tax delays	(333,821)	(393,721)	(255,760)	(385,291)
Other financial expenses	(54,078)	(93,057)	(41,876)	(63,480)

	(890,074)	(737,747)	(751,240)	(572,531)

Financial income:
Related parties			202,871	(253,198)
Income on financial investments, net of provision for
losses	86,372	150,741	3,856	8,946
Income on derivatives	(218,376)	338,780	(42,080)	(142,148)
Other income	135,183	97,006	131,032	79,079

	3,179	586,527	295,679	(307,321)

Net financial result	(886,895)	(151,220)	(455,561)	(879,852)

Monetary variations:
- Assets	5,256	1,697	3,318	1,843
- Liabilities	(67,531)	(22,287)	(45,331)	(19,688)

	(62,275)	(20,590)	(42,013)	(17,845)

Exchange variations:
- Assets	518,013	(228,262)	94,815	(141,761)
- Liabilities	(954,671)	901,308	(920,843)	1,149,828

	(436,658)	673,046	(826,028)	1,008,067

Net monetary and exchange variations	(498,933)	652,456	(868,041)	990,222

23. OTHER OPERATING (EXPENSES) AND INCOME

		Consolidated		Parent Company

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Other Operating Expenses	(199,085)	(349,691)	(130,244)	(156,914)
Reversal of Provision for Actuarial Liabilities	68,138	3,000	68,138	3,000
Provision for Contingencies	(74,304)	(49,807)	(60,611)	(47,168)
Contractual Fines	(73,668)	(6,789)	(33,895)	(10,122)
Equipment Stoppage	(32,164)	(9,448)	(32,024)	(9,295)
Other	(87,087)	(286,647)	(71,852)	(93,329)

Other Operating Income	111,926	263,221	60,477	13,910
Indemnifications	(11,043)	4,991	3,849	4,096
Other	122,969	258,230	56,628	9,814

Other Operating Income and (Expenses)	(87,159)	(86,470)	(69,767)	(143,004)

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel Company Corus Group PLC and its 603 cents a pound offer was beaten by the offer of the Indian Tata Steel which was of 608 cents a pound. Thus, in view of the outcome of this auction, the Company verified expenses in the amount of R$113 million and revenues in the amount of R$235 million. These amounts are recorded in “other expenses” and “other revenues”, respectively.

24. CLAIM BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace No. 3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first half of that year. The amount of the Company’s insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification determined by claims adjusters up to the closing date of the Quarterly Financial Information is R$922,929 (net of deductible). Based on the insurance policy and confident as to the conclusion of studies about the claim, CSN requested and the insurance companies granted advances in the amount of R$736,682. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of the regulation process.

As of September 30, 2008, the Company maintained balance receivable from losses claimed in the amount of R$186,247 (R$186,247 as of June 30, 2008) and it does not identify risks in this credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

25. CONSOLIDATED NON-OPERATING EXPENSES AND INCOME

As of September 30, 2008, the consolidated non-operating expenses of the Company amounted to R$83,250 (a revenue of R$172,573 as of September 30, 2007). The result of the first half of 2007 includes R$182,074 related to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of Corus Group PLC’s shares, which were sold that quarter.

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

					09/30/2008

			Logistics,
	Steel	Mining	Energy and	Eliminations	Total
			Cement

Current assets	12,700,779	806,073	545,411	(4,251,437)	9,800,826
Marketable securities	5,269,494	88,671	204,145	(1,292,302)	4,270,008
Trade Accounts Receivable	1,828,219	214,402	122,657	(1,060,765)	1,104,513
Other	5,603,066	503,000	218,609	(1,898,370)	4,426,305
Non-current assets	38,145,213	3,467,437	2,685,352	(24,844,633)	19,453,369
Long-Term Assets	10,531,284	33,805	484,722	(8,648,423)	2,401,388
Investments, Property, Plant and
Equipment and Deferred Charges	27,613,929	3,433,632	2,200,630	(16,196,210)	17,051,981

Total assets	50,845,992	4,273,510	3,230,763	(29,096,070)	29,254,195

Current liabilities	8,321,404	653,863	517,708	(2,848,938)	6,644,037
Loans, Financing and Debentures	3,409,696	213,319	134,251	(689,321)	3,067,945
Accounts Payable to Suppliers	2,431,947	197,215	105,435	(1,054,193)	1,680,404
Other	2,479,761	243,329	278,022	(1,105,424)	1,895,688
Non-current liabilities	19,118,793	1,520,641	1,744,966	(8,785,145)	13,599,255
Loans, Financing and Debentures	14,097,823	635,067	1,046,644	(7,959,391)	7,820,143
Net contingencies – judicial deposits	2,597,259	5,173	58,589		2,661,021
Other	2,423,711	880,401	639,733	(825,754)	3,118,091
Shareholders’ Equity	22,772,419	2,405,481	1,294,989	(17,461,986)	9,010,903

Total Liabilities and Shareholders’
Equity	50,212,616	4,579,985	3,557,663	(29,096,069)	29,254,195

(ii) Consolidated statement of income by business segment

					09/30/2008

	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total

Net revenues from sales	10,168,773	1,894,861	1,113,818	(2,563,612)	10,613,840
Cost of goods sold and services
rendered	(6,137,412)	(1,230,086)	(703,575)	2,503,928	(5,567,145)
Gross profit	4,031,361	664,775	410,243	(59,684)	5,046,695
Operating Income and Expenses
Selling expenses	(463,447)	(76,073)	(11,950)	22,248	(529,222)
Administrative expenses	(286,592)	(8,857)	(69,451)	8	(364,892)
Other operating income (expenses)	(86,765)	(46,154)	35,976	9,784	(87,159)
	(836,804)	(131,084)	(45,425)	32,040	(981,273)
Net financial income	(504,098)	(46,245)	(103,700)	(232,852)	(886,895)
Foreign exchange and monetary
variations, net	(490,530)	(29,687)	(25,722)	47,006	(498,933)
Equity in the earnings of subsidiaries
(goodwill)	879,344	124,865	66	(1,177,899)	(173,624)
Operating income	3,079,273	582,624	235,462	(1,391,389)	2,505,970
Non-operating income	(80,513)	(1,382)	(3,026)	1,671	(83,250)
Income before income and
social contribution taxes	2,998,760	581,242	232,436	(1,389,718)	2,422,720
Income and social contribution taxes	(532,208)	41,590	(103,484)	9,271	(584,831)

Net income for the period	2,466,552	622,832	128,952	(1,380,447)	1,837,889

(iii) Other consolidated information by business segment

				09/30/2008

	Steel	Mining	Logistics, Energy and Cement	Total

Depreciation, Amortization and Depletion	792,035	46,374	83,992	922,401
Provisions net of Judicial Deposits	2,652,019	5,173	67,964	2,725,156
Tax	2,520,084	3,198	7,703	2,530,985
Labor and Social Security	60,476	75	43,937	104,488
Civil	(4,389)		15,057	10,668
Other	75,848	1,900	1,267	79,015

27. STATEMENT OF ADDED VALUE

		Consolidated		Parent Company

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Revenues
Sales of products and services (except for refunds and discounts)	13,329,545	10,355,510	10,271,841	8,016,640
Allowance for doubtful accounts	(34,199)	(2,069)	(36,159)	(2,502)
Non-operating income	(83,245)	172,563	(75,545)	(5,138)

	13,212,101	10,526,004	10,160,137	8,009,000

Input purchased from third parties
Raw material consumed	(3,864,723)	(2,754,360)	(1,882,888)	(1,542,212)
Cost of goods sold and services rendered (except for depreciation)	(398,228)	(821,705)	(1,198,941)	(1,069,288)
Materials, power, third-party services and others	(705,999)	(660,621)	(450,317)	(444,992)
	(4,968,950)	(4,236,686)	(3,532,146)	(3,056,492)

Gross added value	8,243,151	6,289,318	6,627,991	4,952,508

Retentions
Depreciation, amortization and depletion	(876,344)	(810,005)	(774,911)	(670,267)

Net added value produced	7,366,807	5,479,313	5,853,080	4,282,241

Added value received (transferred)
Equity in the earnings of subsidiaries	(173,622)	(82,581)	714,880	826,124
Financial income/Exchange variations (gains)	526,448	359,961	393,812	(447,239)
	352,826	277,380	1,108,692	378,885

Total added value to be distributed	7,719,633	5,756,693	6,961,772	4,661,126

DISTRIBUTION OF ADDED VALUE
Personnel and charges	597,331	595,213	450,063	368,266
Taxes, fees and contributions	3,376,708	2,635,379	2,961,947	2,148,685
Interest and exchange variation	1,907,705	111,849	1,713,117	(290,699)
Interest on shareholders’ equity and dividends	349,631	134,919	349,631	134,919
Retained earnings in the year	1,487,015	2,258,707	1,487,014	2,299,955
Unrealized profits in the period	1,243	20,626

	7,719,633	5,756,693	6,961,772	4,661,126

28. STATEMENT OF CASH FLOW

Statement of cash flow for the periods ended September 30, 2008 and 2007.

	Consolidated		Parent Company

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Cash flow from operating activities
Net income for the period	1,837,889	2,414,252	1,836,645	2,434,874
Adjustments to reconcile the net income for the period with the resources from operating activities:
Net monetary and exchange variations	669,046	(907,871)	815,570	(940,251)
Provision for loan and financing charges	500,339	567,419	451,769	440,179
Depreciation, depletion and amortization	922,402	810,005	774,911	670,267
Write-offs of permanent assets	27,523	673,906	15,467	18,744
Equity in the earnings of subsidiaries and amortization of
goodwill and negative goodwill	173,624	82,582	(714,880)	(826,124)
Deferred income and social contribution taxes	(175,771)	37,200	(91,669)	95,234
Swap provision	38,425	(513,112)	91,745	90,452
Actuarial liability provision	(107,852)	(40,409)	(107,852)	(40,409)
Provision for contingencies	60,203	35,779	47,336	40,235
Other provisions	70,634	(232,193)	128,642	(242,690)
	4,016,462	2,927,558	3,247,684	1,740,511

Decrease (increase) in assets
Accounts receivable	(394,312)	417,442	(275,326)	340,263
Inventories	(260,718)	(100,881)	(174,320)	(216,834)
Receivable from subsidiaries			510,597	(278,949)
Taxes to offset	(187,047)	(17,073)	(24,873)	97,425
Other	(83,083)	209,529	(30,125)	137,127
	(925,160)	509,017	5,953	79,032

(Decrease) increase in liabilities
Accounts payable to suppliers	315,363	(400,931)	440,288	(462,666)
Salaries and payroll charges	47,349	43,287	33,380	33,417
Taxes	(140,094)	(19,109)	(247,647)	(49,351)
Accounts payable - subsidiaries			50,480	(98,323)
Contingent liabilities	209,781	420,401	246,773	396,508
Charges paid on loan and financings	(848,878)	(589,878)	(808,250)	(452,932)
Other	197,684	(101,768)	57,996	(733)
	(218,795)	(647,998)	(226,980)	(634,080)

Net cash from operating activities	2,872,507	2,788,577	3,026,657	1,185,463

Cash Flow from investing activities
Swap realization	1,817,500
Judicial deposits	(133,309)	(849,503)	(128,509)	(843,721)
Investments	(23)	(792,765)	(692,126)	(165,200)
Property, plant and equipment	(1,559,626)	(965,740)	(821,962)	(604,096)
Deferred charges	(77,738)	(33,499)	(70,867)	(32,411)
Net cash (used) in investing activities	46,804	(2,641,507)	(1,713,464)	(1,645,428)

Cash Flow from financing activities
Financial funding
Loans and financing	1,951,273	2,938,216	1,882,837	3,340,598
	1,951,273	2,938,216	1,882,837	3,340,598
Payments
Financial institutions - principal	(1,085,921)	(2,294,279)	(807,233)	(1,821,683)
Dividends and interest on shareholders’ equity	(2,114,552)	(685,947)	(2,114,552)	(685,947)
Treasury shares		(66,708)		(66,708)
	(3,200,473)	(3,046,934)	(2,921,785)	(2,574,338)
Net cash raised (used in) financing activities	(1,249,200)	(108,718)	(1,038,948)	766,260

Increase (decrease) in cash and marketable securities	1,670,111	38,352	274,245	306,295
Cash and marketable securities (except for derivatives), beginning
of the period	2,367,353	2,133,097	745,115	588,863
Cash and marketable securities (except for derivatives), end of the
period	4,037,464	2,171,449	1,019,360	895,158

29. EMPLOYEES’ PENSION FUND

(i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation plan of the average salary came into force, which is in process of extinction.

Supplementary average salary plan

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

As of September 30, 2008 and June 30, 2008, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementary Average Salary Plan		Combined Supplementary Benefit Plan		Total members

	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Members
In service	13	13	30	31	11,950	11,420	11,993	11,464
Retired	4,936	5,001	4,785	4,802	643	612	10,364	10,415

	4,949	5,014	4,815	4,833	12,593	12,032	22,357	21,879

Related
beneficiaries:

Beneficiaries	4,011	4,019	1,377	1,375	81	80	5,469	5,474

Total
participants

(members/
beneficiaries)	8,960	9,033	6,192	6,208	12,674	12,112	27,826	27,353

(iii) Payment of actuarial deficit

According to Official Letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves to amortize the sponsors’ responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement provides for the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study from external actuaries, calculated the effects arising from this practice, and the Company has kept records in conformity with the report issued on January 10, 2008.

The Company’s Management decided to recognize the adjustments to the actuarial liabilities in the results for the period of five years as from January 1, 2002, in compliance with the established in paragraphs 83 and 84 of the NPC 26. As of September 30, 2008, the balance of provision for the coverage of the actuarial liability amounts to R$124,027 (R$160,263 as of June 30, 2008).

30. SUBSEQUENT EVENTS

• Share repurchase

The Board of Directors’ Meeting held on September 26, 2008 approved the reopening of the repurchase program of shares issued by the Company up to the limit of 10,800,000 shares, to be held in treasury and their subsequent sale or cancellation. The operations authorized by the new repurchase program could be carried out between September 29 and October 29, 2008, however, all shares referring to this approval were repurchased until October 21, 2008. Within this repurchase program, the Company acquired in the market 10,800,000 common shares, at the weighted average cost of R$29.21, with a maximum cost of R$41.85 and the minimum cost of R$23.89 (See Note 19, item V).

• Sale of Nacional Minérios S.A.

In October 2008, CSN announced the sale of 40% of NAMISA to the Consortium formed by ITOCHU, Nippon Steel, JFE Steel, POSCO, Sumitomo Metal Industries, Kobe Steel and Nisshin Steel, with the execution of the agreements for US$3.12 billion to be paid in one single installment, establishing a strategic partnership.

- NAMISA’s operation is fully integrated, including access to railroad transportation of MRS by means of long-term agreements. Additionally, a part of the shares of MRS held by CSN, preferred and non-convertible shares, will be capitalized, which correspond to nearly 10% of the company’s capital;

- The transaction will occur by means of a capital increase in NAMISA, with acquisition of 40% of the capital stock by the Consortium for US$3.12 billion, which will be paid on the date of the closing of the business;

- On this same date NAMISA will make a prepayment of nearly US$3 billion to CSN, on an advance basis in the contracting of supply of raw iron ore (run of mine) and port services, at market prices and conditions. Nacional Minérios will process run of mine in its own industrial facilities;

- NAMISA’s sales estimate ranges between 18 and 38 million tonnes of iron ore for 2009 and as of 2013, respectively. Part of these sales will meet the needs of steel producers of the Consortium, as long-term offtake agreements;

- The operation does not involve sale of interest in Casa de Pedra mine.

• Approval of quarterly information

The aforementioned quarterly information was approved by the Company’s Management on November 11, 2008.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1-CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	29,254,195	27,030,409
1.01	Current Assets	9,800,826	8,136,437
1.01.01	Cash and Cash Equivalents	225,505	370,558
1.01.02	Receivable	2,385,442	1,904,584
1.01.02.01	Trade Accounts Receivable	1,104,513	915,930
1.01.02.01.01	Domestic Market	1,085,347	1,098,317
1.01.02.01.02	Foreign Market	410,749	255,825
1.01.02.01.03	Advance on Export Contracts (ACE)	(239,288)	(294,502)
1.01.02.01.04	Allowance for Doubtful Accounts	(152,295)	(143,710)
1.01.02.02	Sundry Credits	1,280,929	988,654
1.01.02.02.01	Employees	11,242	7,020
1.01.02.02.02	Suppliers	339,033	217,715
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	44,961	46,310
1.01.02.02.04	Deferred Income Tax	381,634	339,245
1.01.02.02.05	Deferred Social Contribution	135,972	120,654
1.01.02.02.06	Other Taxes	312,674	205,350
1.01.02.02.07	Other Receivable	55,413	52,360
1.01.03	Inventories	2,690,956	2,332,967
1.01.04	Other	4,498,923	3,528,328
1.01.04.01	Marketable Securities	4,270,008	3,289,579
1.01.04.02	Prepaid Expenses	42,668	52,502
1.01.04.03	Insurance Claimed	186,247	186,247
1.02	Non-Current Assets	19,453,369	18,893,972
1.02.01	Long-Term Assets	2,401,388	2,142,749
1.02.01.01	Sundry Receivables	1,180,626	1,099,221
1.02.01.01.02	Securities Receivable	229,905	223,050
1.02.01.01.03	Deferred Income Tax	499,340	466,819
1.02.01.01.04	Deferred Social Contribution	174,566	159,637
1.02.01.01.05	Other Taxes	276,815	249,715
1.02.01.02	Receivables from Related Parties	0	0
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,220,762	1,043,528
1.02.01.03.01	Judicial Deposits	743,862	729,764
1.02.01.03.02	Securities	109,924	106,753
1.02.01.03.03	Prepaid Expenses	262,763	122,449
1.02.01.03.04	Other	104,213	84,562
1.02.02	Permanent Assets	17,051,981	16,751,223
1.02.02.01	Investments	782,581	838,489
1.02.02.01.01	In Associated and Related Companies	0	0

1-CODE	2- DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1.02.02.01.02	In Associated and Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	781,203	836,954
1.02.02.01.05	Other Investments	1,378	1,535
1.02.02.02	Property, Plant and Equipment	16,031,942	15,678,860
1.02.02.02.01	In Operation, Net	13,108,951	13,080,422
1.02.02.02.02	In Construction	2,445,764	2,123,743
1.02.02.02.03	Land	477,227	474,695
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	237,458	233,874

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1-CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities	29,254,195	27,030,409
2.01	Current Liabilities	6,644,037	5,091,142
2.01.01	Loans and Financing	2,664,948	1,447,917
2.01.02	Debentures	402,997	451,921
2.01.03	Accounts Payable to Suppliers	1,680,404	1,236,260
2.01.04	Taxes, Charges and Contributions	927,664	1,324,170
2.01.04.01	Salaries and Social Contributions	157,662	134,003
2.01.04.02	Taxes Payable	377,888	778,678
2.01.04.03	Deferred Income Tax	107,723	125,739
2.01.04.04	Deferred Social Contribution	38,780	45,266
2.01.04.05	Taxes paid in installments	245,611	240,484
2.01.05	Dividends Payable	350,960	112,233
2.01.06	Provisions	118,429	114,068
2.01.06.01	Labor	112,868	106,573
2.01.06.02	Civil	45,677	45,221
2.01.06.03	Judicial Deposits	(94,410)	(91,029)
2.01.06.04	Provision for Pension Fund	54,294	53,303
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	498,635	404,573
2.02	Non-Current Liabilities	13,599,255	12,709,584
2.02.01	Long-Term Liabilities	13,591,740	12,701,966
2.02.01.01	Loans and Financing	7,183,288	6,260,696
2.02.01.02	Debentures	636,855	636,855
2.02.01.03	Provisions	4,605,843	4,565,732
2.02.01.03.01	Labor and Social Security	58,130	44,731
2.02.01.03.02	Civil	16,273	15,827
2.02.01.03.03	Fiscal	3,593,129	3,505,852
2.02.01.03.04	Environmental	67,387	59,579
2.02.01.03.06	Judicial Deposits	(1,073,898)	(1,041,098)
2.02.01.03.07	Deferred Income Tax	1,412,540	1,438,733
2.02.01.03.08	Deferred Social Contribution	532,282	542,108
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,165,754	1,238,683
2.02.01.06.01	Provision for Pension Fund	69,733	106,960
2.02.01.06.02	Taxes paid in installments	827,643	861,758
2.02.01.06.03	Other	268,378	269,965
2.02.02	Deferred Income	7,515	7,618
2.03	Minority Interests	0	0
2.04	Shareholders’ Equity	9,010,903	9,229,683
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947

1-CODE	2 - DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,366,814	4,438,095
2.04.03.01	Own Assets	4,151,259	4,219,291
2.04.03.02	Subsidiaries/Associated and Related Companies	215,555	218,804
2.04.04	Profit Reserves	1,429,435	1,424,114
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1 ,093,246	1,087,925
2.04.04.07.01	Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(571,351)
2.04.04.07.03	Unrealized Income	(103,724)	(109,045)
2.04.05	Retained Earnings/Accumulated Losses	1,533,677	1,686,497
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross Revenue from Sales and/or Services	5,078,946	13,646,010	3,789,099	10,554,645
3.02	Gross Revenue Deductions	(1,050,044)	(3,032,170)	(820,499)	(2,126,597)
3.03	Net Revenue from Sales and/or Services	4,028,902	10,613,840	2,968,600	8,428,048
3.04	Cost of Goods and/or Services Sold	(1,911,356)	(5,567,145)	(1,698,047)	(4,853,396)
3.04.01	Depreciation and Amortization	(275,417)	(883,752)	(269,112)	(769,945)
3.04.02	Other	(1,635,939)	(4,683,393)	(1,428,935)	(4,083,451)
3.05	Gross Profit	2,117,546	5,046,695	1,270,553	3,574,652
3.06	Operating Income/Expenses	(2,117,192)	(2,540,725)	(298,710)	(448,252)
3.06.01	Selling	(193,609)	(529,222)	(146,860)	(468,182)
3.06.01.01	Depreciation and Amortization	(2,477)	(7,118)	(1,957)	(5,624)
3.06.01.02	Other	(191,132)	(522,104)	(144,903)	(462,558)
3.06.02	General and Administrative	(121,983)	(364,892)	(99,021)	(312,255)
3.06.02.01	Depreciation and Amortization	(9,907)	(31,531)	(11,046)	(34,436)
3.06.02.02	Other	(112,076)	(333,361)	(87,975)	(277,819)
3.06.03	Financial	(1,715,000)	(1,385,828)	56,113	501,236
3.06.03.01	Financial Income	(487,332)	3,179	300,851	586,527
3.06.03.02	Financial Expenses	(1,227,668)	(1,389,007)	(244,738)	(85,291)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(910,099)	(498,933)	188,136	652,456
3.06.03.02.02	Financial Expenses	(317,569)	(890,074)	(432,874)	(737,747)
3.06.04	Other Operating Income	52,620	111,926	11,317	263,221
3.06.05	Other Operating Expenses	(81,376)	(199,085)	(92,915)	(349,691)
3.06.06	Equity pick-up	(57,844)	(173,624)	(27,344)	(82,581)
3.07	Operating Income	354	2,505,970	971,843	3,126,400

1 - CODE	2 - DESCRIPTION	3 - 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 - 7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.08	Non-Operating Income	(20,422)	(83,250)	(7,796)	172,573
3.08.01	Income	792	1,918	6,750	844,097
3.08.02	Expenses	(21,214)	(85,168)	(14,546)	(671,524)
3.09	Income before Taxes/Profit Sharing	(20,068)	2,422,720	964,047	3,298,973
3.10	Provision for Income and Social Contribution Taxes	(105,982)	(760,601)	(158,003)	(847,522)
3.11	Deferred Income Tax	165,680	175,770	(106,868)	(37,199)
3.11.01	Deferred Income Tax	118,507	123,402	(78,567)	(47,744)
3.11.02	Deferred Social Contribution	47,173	52,368	(28,301)	10,545
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	39,630	1,837,889	699,176	2,414,252
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in reais)	0.05150	2.38851	2.72594	9.41266
	LOSS PER SHARE (in reais)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

CSN produced 1.32 million tonnes of crude steel in the 3Q08, 2% more than the previous quarter and 5% down on the 3Q07.

Third-quarter rolled steel output totaled 1.17 million tonnes, 3% down on the 2Q08 and 1% down year-on-year, principally due to the programmed maintenance stoppage to the hot strip mill.

Given Brazil’s strong economic growth through August, the favorable exchange rate and the expected hot strip mill maintenance, CSN opted to import semi-finished products to meet the growing domestic demand. As a result, throughout the 3Q08, aside from its own semi-finished items, CSN was using slabs and hot-rolled coils acquired from third parties.

Production (in thousand t)	3Q07	2Q08	3Q08	Change(%)
				3Q08 x 3Q07	3Q08 x 2Q08
Crude Steel (P Vargas Mill)	1,390	1,291	1,317	-5.2%	2.0%
Purchased Slabs from Third Parties	0	0	19	-	-
Total Crude Steel	1,390	1,291	1,337	-3.8%	3.5%

Rolled Products * (UPV)	1,180	1,208	1,146	-2.9%	-5.1%
HR from Third Parties Consumption	0	0	20	-	-
Rolled Products * (UPV)	1,180	1,208	1,166	-1.2%	-3.5%

* Products delivered for sale, including shipments to CSN Paraná.

Production Costs (Parent Company)

3Q08 Costs

CSN’s total production costs came to R$1.53 billion in the third quarter, R$313 million, or 25% up on the previous quarter, chiefly due to the increase in raw material prices, as detailed below:

Raw materials: quarter-over-quarter increase of R$316 million, caused by:

- Coke: increase of R$128 million, due to higher international prices;
- Coal: increase of R$86 million, due to market price adjustments;
- Purchased slabs and hot-rolled coils: in the 3Q08 CSN used approximately 39,000 tonnes of slabs and hot-rolled coils in its rolled steel production, pushing up production costs by R$73 million over the 2Q08;
- Pellets: growth of R$23 million, principally due to higher consumption.

Labor: growth of R$6 million, thanks to the full impact of the 8% pay rise in May/08, following the collective bargaining agreement.

General manufacturing costs: remained flat at around R$382 million, at the same level of 2Q08.

9M08 Costs

In the first nine months, production costs totaled R$3.88 billion, R$369 million, or 10%, more than in the same period last year, chiefly due to the following factors:

Raw materials: year-on-year increase of R$310 million, explained primarily by:

- Coke: increase of R$222 million, due to higher consumption and international prices;
- Coal: increase of R$62 million in costs, due to market price adjustments;
- Scrap: rise of R$56 million, principally due to higher consumption;
- Purchased slabs and hot-rolled coils: increase of R$49 million in costs due to higher consumption in the period;
- Other raw materials: increase of R$43 million;
- Zinc: reduction of R$120 million, due to the decline in international prices.

Labor: growth of R$39 million, due to the pay rise in May/08 following the collective agreement;

General costs: rise of R$18 million, due to higher natural gas and maintenance prices, offset by reductions in other costs.

Sales

Total Sales Volume

CSN’s year-to-date (9M08) sales volume totaled 4.0 million tonnes, in line with the volume sold in the first nine months of 2007. Third-quarter sales volume stood at 1.3 million tonnes.

Domestic Market

Domestic market sales came to 1.1 million tonnes in the 3Q08, 15% up when compared to 3Q07 and flat over the previous quarter (2Q08). Year-to-date sales amounted to 3.3 million tonnes, 28% more than in 9M07.

Domestic sales accounted for 88% of the third-quarter total sales volume, 5 p.p. more than in 2Q08, reflecting the Company’s strategy of prioritizing the domestic market, considering the growing demand and more attractive prices in the Brazilian Market .

Export Market

Third-quarter export volume stood at 154,000 tonnes, 31% down on the 2Q08 and 60% less year-on-year, due to the routing of sales to the domestic market. In the 3Q08, 45% of exports was destined to Latin America and 31% to Europe.

Market Share and Product Mix

The Company’s share of the domestic flat steel market increased to 39% in the 3Q08, 3 p.p. up on the 3Q07, led by tin plate, with a 98% share; galvanized, with 48%; hot-rolled, with 35%; and cold-rolled, with 26%.

Also in the third quarter, CSN had a 49% share of the construction market, 44% of the distribution market, 41% of the home appliance/OEM market, 22% of the auto market and a massive consolidated 98% share of the steel packaging market.

Coated products accounted for 47% of 3Q08 total sales volume.

Prices

On the domestic market, net revenue per tonne averaged R$2,448 in the 3Q08, in comparison with R$2,053 in 2Q08. The 19% increase reflects the incorporation of the price hikes implemented in May and July 2008.

In 2008 to date, CSN has introduced three price increases, in March, May and July 2008, giving the following total percentages:
- Hot-rolled, 50%;
- Cold-rolled, 38%;
- Galvanized, 27%;
- Tin plate, 12%;

Average export prices in Reais moved up 23% over the 2Q08, primarily due to the improved sales mix and higher international prices.

Mining

• PRODUCTION

CSN’s own iron ore production plus acquisitions from third parties totaled 7.4 million tonnes in the 3Q08, 4.5 million of which from Casa de Pedra; 1.3 million from NAMISA; and 1.6 million from third parties.

In 9M08 the Company reached the year-to-date figure of 21.3 million tonnes, 13.5 million of which from Casa de Pedra; 3.9 million from NAMISA; and 3.9 million from third parties.

• SALES

Iron ore sales, excluding its own consumption, came to 5.4 million tonnes in the third quarter and 13.1 million tonnes year-to-date. The domestic market accounted for 21% of sales, or 2.7 million tonnes, in the first nine months of 2008, and exports accounted for 79%, or 10.4 million in tonnes of iron ore shipped.

In addition, Presidente Vargas Steelworks absorbed 5.5 million tonnes in the 9M08 and 1.8 million tonnes in the 3Q08.

• INVENTORIES

Iron ore inventories as of September 30, 2008 were approximately 14 million tonnes.

NAMISA – SUBSEQUENT EVENTS

In July 2007, NAMISA, a wholly-owned CSN subsidiary, acquired 100% of Companhia de Fomento Mineral (“CFM”). The total amount involved in the transaction was initially estimated at up to US$440 million, subject to the compliance with certain regulatory and precedent condition and conclusion of an adequate due diligence. US$100 million was paid at the execution of the contract and the other US$250 million, in August 2007. From the remaining balance of R$90 million, the parties involved in the transaction agreed in November 2008, to pay final R$50 million. There is no additional amount to be paid by CSN.

In April 2008, CSN released a Notice to the Market informing that it had engaged the services of Goldman Sachs to provide financial advisory for the potential alienation, total or partial, of its stake in NAMISA.

On October 21, 2008, CSN released a Material Fact, informing the market about the conclusion of negotiations as well as the signature of related contracts for the establishment of a strategic partnership with the Consortium comprising ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., and Nisshin Steel Co., Ltd. (the “Consortium”), under the following terms:

1. The transaction consists in the sale of 40% of the voting and total capital stock of Nacional Minérios S.A. (“NAMISA”), a subsidiary of CSN, for the aggregate amount of US$3.12 billion, payable in cash on the closing date. The closing date is expected to occur by the end of November, 2008. Out of the US$3.12 billion amount, the Consortium will pay approximately US$3 billion in connection with the acquisition of a primary issue of shares by NAMISA.

2. NAMISA will pay approximately US$3 billion to CSN, on the closing date, as pre-payment for a portion of the purchase price agreed between the parties in connection with sales agreement of crude iron ore (run of mine) and the rendering of port services from CSN to Namisa. The run of mine will be extracted by CSN from the Casa de Pedra Mine and will be sold to NAMISA, which shall, in addition to its own run of mine, beneficiate the product in NAMISA’s own industrial facilities. All agreements were negotiated on an arms’ length basis.

3. CSN will maintain 60% of Namisa’s voting and total capital with a view to aligning the parties’ interest in this long term venture.

4. NAMISA’s operation is fully integrated and includes access to rail transportation in the form of long term contract with MRS Logística S.A. (“MRS”). As part of the transaction, CSN will contribute non-voting non-convertible A class preferred shares of MRS to NAMISA. These shares correspond to approximately 10% of MRS’s total capital.

5. NAMISA’s business plan provides for an aggressive production expansion strategy of iron ore products and pellets. NAMISA will market mainly iron ore of its own production but will also acquire iron ore from third parties producers to complement its sales.

6. A portion of NAMISA’s production will be sold to the Consortium steel producing members. Such obligations are reflected in a long-term “offtake” agreement and were established on an arms’ length basis.

7. NAMISA’s mid and long-term business plan estimates are that the Company sells approximately 18 million tonnes of iron ore in 2009. It also provides for an expansion in production in order to allow NAMISA to commercialize an estimated amount in excess of 38 million tonnes of iron ore per year from 2013 onwards.

8. CSN clarifies that the transaction does not include the acquisition by the Consortium of interest in Casa de Pedra Mine.

The parties proceed with negotiations aiming to conclude all necessary requirements for the closing of the transaction within above mentioned period.

Net Revenue

Net revenue totaled R$4.0 billion in the 3Q08, a new Company record, 13% up on the 2Q08 and 36% up in comparison with 3Q07, due to the steel product price hikes and the higher share of domestic market sales. It is also worth noting the increase in iron ore sales in the 3Q08, which already account for 16% of Company’s total net revenue.

Net Revenue - 3Q08	STEEL			MINING *			OTHER	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	1,111	154	1,265	1,075	4,339	5,414	-	-
Net Revenue (R$ MM)	2,719	344	3,063	103	522	625	341	4,029

* Including only iron ore figures.

Operating Revenue and Expenses

CSN’s operating expenses totaled R$344 million in the 3Q08, R$27 million more than in the previous quarter (2Q08) due to the slight increase in domestic market selling expenses.

In comparison with 3Q07, these expenses moved up by R$17 million, also due to sales to the domestic market.

Financial Result and Net Debt

The 3Q08 net financial result was negative by R$1.71 billion, chiefly due to the following factors:

• Provisions for interest on loans and financing totaling R$183 million;
• Monetary restatement of tax provisions according to the SELIC rate amounting to R$112 million; and
• Losses of R$1.3 billion resulting from the Total Return Equity Swap, based on CSN’s ADR quotation, which negatively impacted the financial result of the swap transaction executed by the Company. The purpose of this transaction is the exchange of return on assets (swap) against the price variation of the Company’s ADRs. The transaction was originally executed in 2003 and successively renewed on its respective maturities, with the last of such renewal having taken place in September 2008. Gains resulting from this transaction since its implementation up to December 31, 2007, totaled R$2.2 billion and we recorded additional gains of R$0.9 billion in the 1H08, giving a total result since 2003 of R$3.1 billion. In the 3Q08, we recorded losses of R$1.3 billion. However, the Company’s accumulated gains reached approximately R$1.8 billion even after 3Q08 losses.

The Company does not have any leveraged hedge transactions relating to exchange rate. Its exchange exposure through the third quarter of 2008 was almost immaterial.
Net debt closed as of September 30, 2008 at R$6.28 billion, R$1.25 billion more than the R$5.03 recorded as of June 30, 2008. This increase is principally due to:

• Negative net financial result in the 3Q08: R$1.71 billion;
• Investments of R$0.6 billion in various expansion projects;
• Increase of R$0.5 billion in tax expenses;
• Increase of R$0.5 billion in working capital;

Non-operating Revenue / Expenses

Non-operating expenses amounted to R$20 million in the 3Q08, chiefly due to the period booking of provisions for fixed asset write-offs. This was R$41 million lower than in the 2Q08, primarily due to the percentage variation in equity result of the investment in CFN booked in the latter quarter.

The year-to-date non-operating result was negative by R$83 million, R$256 million lower than in the 9M07, due to the non-recurring revenue of R$182 million from the sale of CSN’s share of Corus Group PLC in the latter period.

Income Taxes

Total income and social contribution taxes determined in 3Q08 were approximately R$60 million positive, mainly due to the recognition of subsidiaries’ corporate income tax (IRPJ) and social contribution on net income (CSLL) tax credits.

In the first nine months of 2008, these taxes represented a net expense of R$585 million.

Net Income

CSN presented in 3Q08 a net income of R$40 million, R$991 million down on the previous three months, primarily due to:

- Gross profit of R$2.1 billion, R$412 million up on the 2Q08;
- On the other hand, the net financial result was R$1.7 billion negative in the 3Q08, affecting the quarter net income.

In the first nine months, net income totaled R$1.84 billion, positively influenced by the gross profit of R$5.04 billion and negatively influenced by the net financial expense of R$1.38 billion.

Investments

CSN invested R$639 million in the 3Q08, R$372 million of which went to the parent company, allocated as follows:

  Expansion of the Casa de Pedra mine: R$147 million;
  Maintenance and repairs: R$83 million;
  Capitalization of financial charges: R$62 million;
  Expansion of the Port of Itaguaí: R$20 million;
  Works plan: R$18 million.

The remainder went to minor maintenance projects and technological improvements, designed to increase operational efficiency.

Investments in subsidiaries totaled R$268 million, most of which in:

  MRS Logística: R$113 million;
  CSN Cimentos: R$61 million;
  Transnordestina Logística: R$56 million.

Investments in the first nine months of 2008 came to around R$1.6 billion.

Working Capital

Working capital closed September at R$1.7 billion, 42% up on 2Q08’s balance. The main impact came from the R$523 million increase in the asset balance, chiefly due to the R$189 million increase in “Accounts Receivable” and the R$358 million increase in “Inventories”, reflecting the price adjustments and the replacement of inputs at higher costs. Liabilities were virtually identical to the previous quarter, with the R$444 million increase in the “Suppliers” line being offset by the R$420 million reduction in “Taxes Payable”, due to lower taxable income in the period.

The 3Q08 average supplier payment period increased from 20 days to 81 days, while the average receivables period remained flat at 22 days. The inventory turnover period averaged 131 days, 16 days up on the 2Q08.

			R$ MM
			Chg.
WORKING CAPITAL	2Q08	3Q08	3Q08 x 2Q08
Assets	3,837	4,360	(523)

Cash	371	226	145
Accounts Receivable	915	1,104	(189)
- Domestic Market	1,098	1,085	13
- Export Market	(39)	171	(210)
- Allowance for Doubtful Accounts	(144)	(152)	8
Inventory	2,333	2,691	(358)
Advances to Suppliers	218	339	(121)

Liabilities	2,643	2,668	(25)

Suppliers	1,236	1,680	(444)
Salaries and Social Contribution	134	158	(24)
Taxes Payable	1,190	770	420
Advances from Clients	83	60	23

Working Capital	1,194	1,692	(498)

TURN OVER RATIO			Chg.
Average Periods	Jun/2008	Sep/2008	3Q08 x 2Q08
Receivables	19	22	(3)
Supplier Payment	61	81	(21)
Inventory Turnover	115	131	(16)

Capital Market

Share Performance

In 2008 to date, CSN’s shares have fallen by 20%, in comparison with IBOVESPA’s index 22% decline. After a successful first half, when CSN’s shares appreciated by 39%, the global economic instability contaminated all the world’s stock markets, including the BOVESPA and the NYSE. On the latter exchange, CSN’s ADRs fell by 27% year-to-date (9M08), in comparison with the Dow Jones’ 19% decrease during the same period.
In the 3Q08, the average daily traded volume remained stable on the BOVESPA at approximately R$170 million. In New York, volume climbed by 17%, from an average of US$154 million per day in the 2Q08, to US$180 million in the 3Q08.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q08	2Q08	3Q08
N# of shares	804,203,838	804,203,838	804,203,838

Market Value
Closing price (R$/share)	62.56	71.20	40.75
Closing price (US$/share)	35.99	44.24	21.26
Market Value (R$ million)	48,138	54,786	31,356
Market Value (US$ million)	27,693	34,041	16,359

Variation
CSNA3 (%)	19%	17%	-43%
SID (%)	21%	26%	-52%
Ibovespa	-5%	7%	-24%
Dow Jones	-8%	-7%	-4%

Volume
Average daily (n# of shares)	2,629,207	2,308,632	3,158,359
Average daily (R$ Thousand)	154,310	171,163	169,944
Average daily(n# of ADR´s)	4,331,746	3,447,594	5,487,651
Average daily (US$ Thousand)	145,989	154,255	180,323

Source: Economática and Bloomberg

CSN’s financial information presented herein complies with the Brazilian corporate legislation criteria, as per reviewed financial information. Non-financial as well as other operating information were not subject to review by independent auditors.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	11.14
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	17.39
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	8.46
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675
06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	7.16
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		421,366		421,366
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.71
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32,777		32,777
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37,796

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	8.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240		4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	1.04
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	99.99	8.12
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,995,753		9,995,753
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,804,435		1,804,435
16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	1.96
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,990		253,990
17	TRANSNORDESTINA LOGÍSTICA S.A.	02.281.836/0001-37	PUBLICLY-TRADED SUBSIDIARY	71.24	0.34
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		211,475		211,486
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	6.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	18.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,962		111,962
27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.46
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32		32
28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.43
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		20		20
29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.37
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,233
32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.99	5.73
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		29,997		29,997
34	PELOTIZAÇÃO NACIONAL	09.295.313/0001-99	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,000		1,000
35	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		5,009		5,009
36	MINAS PELOTIZAÇÃO	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,000		1,000
37	ISLANDS XI	09.295.323/0001-24	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1
38	CSN AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	0.40
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		41,826		41,826
39	NACIONAL SIDERURGIA	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,000		1,000

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	04
2 –ORDER No.	3
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2003/023
4 – REGISTRATION DATE AT CVM	12/19/2003
5 – ISSUED SERIES	2A
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/1/2003
9 – EXPIRATION DATE	12/1/2008
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	250,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	25,000
16 – OUTSTANDING SECURITIES (UNIT)	25,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	12/1/2008

1 – ITEM	05
2 – ORDER no.	4
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2006/011
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	2/1/2009

15.01 – INVESTMENT PROJECTS

Amongst the Company’s major investments, we emphasize the production capacity expansion of Casa de Pedra mine and Itaguaí port, where the Company has invested, since the beginning of the project up to September 30, 2008, the amount of R$747,077 and R$406,982, respectively.

For further information, see item 8.01.

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Accountants’ Special Review Report
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil and rules from the Brazilian Securities Commission - CVM)

To
Board of Directors and Shareholders of
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the Quarterly Financial Information of Companhia Siderúrgica Nacional and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheets, the statements of income, cash flows and added value, the management report and explanatory notes, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific standards set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction 469/08.

4. As mentioned in Note 3.h, on December 28, 2007 Law 11638 was enacted, with its effective date on January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law 6404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, some changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by public companies. Therefore, in this transition phase, the Brazilian Securities Commission (CVM), through its Instruction 469/08, allowed the non-application of all rules of Law 11638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, was prepared in accordance with the specific rules set forth by the CVM and does not contemplate all changes to the accounting practices introduced by Law 11638/07.

November 13, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Anselmo Neves Macedo	Carla Bellangero
Contador CRC SP-160482/O-6 S-RJ	Contadora CRC SP-196751/O-4 S-RJ

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	52
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	53
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	55
07	01	CONSOLIDATED STATEMENT OF INCOME	57
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	59
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	68
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	72
15	01	INVESTMENT PROJECTS	74
17	01	SPECIAL REVIEW REPORT	75
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS – INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		TRANSNORDESTINA LOGÍSTICA S.A.
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
CSN ISLANDS VIII
CSN ISLANDS IX
ERSA – ESTANHO DE RONDÔNIA
CSN ISLANDS X
NACIONAL MINÉRIOS
PELOTIZAÇÃO NACIONAL
CONGONHAS MINÉRIOS
MINAS PELOTIZAÇÃO
ISLANDS XI
CSN AÇOS LONGOS
		NACIONAL SIDERURGIA	/78

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.